Exhibit 99.1

SANKYO CO., LTD.
ANNUAL REPORT 2005

It's time to move to
the Next Phase

Our Goal:

Becoming a Japan-Based Global Pharma Innovator

Our Goal:

Becoming a Japan-Based

Global Pharma Innovator

CONTENTS

1	Key Initiatives as a Global Pharma Innovator

6	Message from the President

12	Substantial Progress toward Goals

22	Sankyo’s Principal Products

24	The Current Status of Olmesartan and Its Life Cycle Management Plan

26	Risks Relating to the Business of Daiichi Sankyo

32	Corporate Social Responsibility (CSR)

34	Members of the Board

36	Topics/History

38	Financial Section

	38	Five-Year Summary

	39	Financial Review

	42	Consolidated Balance Sheets

	44	Consolidated Statements of Income

	45	Consolidated Statements of Shareholders’ Equity

	46	Consolidated Statements of Cash Flows

	47	Notes to Consolidated Financial Statements

	63	Report of Independent Auditors

64	Consolidated Subsidiaries

65	Global Network

66	Company Information

Cautionary Statement with Respect to Forward-Looking Statements

Forward-looking statements presented in this annual report are based on management’s assumptions and beliefs in light of the information available to it at the present time and, as such, involve risks and uncertainties that could cause actual results to differ from expectations.

On February 25, 2005, we entered into an agreement with Daiichi Pharmaceutical Co., Ltd., to integrate our businesses. Based on this agreement, the first phase of the integration will start on September 28, 2005, with the establishment of a joint holding company—DAIICHI SANKYO COMPANY, LIMITED—through stock transfers on the parts of Sankyo and Daiichi, both of which will thereafter be wholly owned subsidiaries of this new entity.

The second phase involves integrating the two subsidiaries’ prescription pharmaceutical businesses. We aim to achieve this by moving, by April 2007, from a joint holding company structure to an operational holding company structure comprising R&D, domestic marketing, quality assurance, and corporate departments. This operational holding company will oversee the operations of overseas subsidiaries; supply chain and production, business support, and IT subsidiaries; and OTC subsidiaries.

Phase 1     September 2005 Establishing Joint Holding Company

DAIICHI SANKYO COMPANY, LIMITED

Integration Steps

Transition from joint holding company to operational holding company

September 2005:	Begin domestic sales collaboration and development pipeline unification

April 2006:	Integrate U.S. sales functions; Integrate development functions in Europe and the United States;

Integrate the OTC business

March 2007:	Complete setup of non-pharmaceutical operations as independent companies

April 2007:	Complete Group integration (Fully integrate operations and information systems, Introduce new personnel system)

Our Way Forward...

Phase 2     April 2007 Joint Holding Company to Move to Operational Holding Company

Our Goal:

Becoming a Japan-Based

Global Pharma Innovator

Keywords: R&D

A common focus

Sankyo and Daiichi share a common focus in their priority R&D categories, including cardiovascular diseases, infectious diseases, diabetes and metabolic disorders, bone and joint diseases, and immunological and allergic diseases. Integration will enable the increased concentration of R&D budgets and help facilitate the development of a greater number of compounds within each therapeutic/R&D category.

Expected benefits

Sankyo anticipates that our two companies’ R&D infrastructures and capabilities will mutually enhance each other as we work toward meeting previously unmet medical needs. In addition, we expect to work well together in our clinical and developmental research operations. In all operations, we will target higher efficiency, specifically, the better use of resources and mutual utilization of the information technology in order to concentrate resources on priority research targets.

Our initiatives

Priority items currently in the pipeline include CS-747, CS-505, and DU-176b, each of which has the potential to become a blockbuster. In the United States, we are focusing particular attention on a deeper level of research in tandem with a more varied approach to cardiovascular and glucose metabolic diseases. To address these diseases, we have introduced the antihypertensives Benicar® and Benicar HCT® and the antihyperlipidemic WelChol®, for which efforts are under way to expand the indications to include diabetes. In other areas, we are addressing the issue of angiogenesis as well as the blood pressure control and organ preservation. This rich and varied approach will be supported by our newly expanded R&D capabilities.

Global Development Pipeline: New Drugs under Development in the United States

•	A strong and sustainable pipeline

•	Concentrate on CS-747, CS-505, and DU-176b, bringing these to market as early as possible

*	Agents for which there are concrete plans for development in the United States, including the scheduled start of clinical trials in the United States

Our Goal:

Becoming a Japan-Based

Global Pharma Innovator

Keywords: Sales Expansion

A new advantage

After the integration, Sankyo and Daiichi will collectively boast 2,500 domestic medical representatives (MRs)—a number that enables the placement of more than 10 million details a year. The number will rival the detailing capability of all other Japanese pharmaceutical makers put together. In addition, the firm will be the No. 1 client for nine of the top 20 pharmaceutical wholesalers. The new company’s overseas reach will be considerable, with the number of MRs totaling about 2,210, with 850 in North America, 800 in Europe, 160 in South America, and 400 in Asia.

Expected benefits

Centering on the cardiovascular category, the product portfolio of the combined companies will boast drugs with market-leading shares in Japan in several therapeutic areas. In addition, the combined MR sales force will boast unequaled depth with regard to product and category knowledge as well as high sales productivity. This, together with a well-established distribution network, based on both companies’ traditional emphasis on strong distributor relations, will give the integrated company unmatched strength in domestic sales operations. The integration will present fresh opportunities for bringing new products to overseas markets and strengthen direct sales capabilities.

Our initiatives

Regarding other priority products, a focused approach will be taken that will lead to a clear shift toward the cardiovascular area. Both companies have numerous products and development projects in this area. We know that both companies have marketing know-how and strong detailing capabilities and so we want to make full use of that so that we can maximize the value of such products as the antihypertensive olmesartan beyond what can be achieved by Sankyo alone.

MESSAGE FROM THE PRESIDENT

Takashi Shoda President and Representative Director

Overview of Performance in FY2004

During fiscal 2004, ended March 31, 2005, the pharmaceutical industry was marked by intense change. Market conditions in Japan are becoming increasingly fierce as the government pushes forward with measures designed to curb medical expenses, including the promotion of generic drug use and the April 2004 national health insurance (NHI) drug price revisions. Overseas, pharmaceutical markets in Europe and the United States continue to expand; however, operating conditions are becoming ever more unpredictable as government plans to contain medical costs gradually take shape. Furthermore, globalization and borderless markets are contributing to an unprecedented pace of change in the business environment.

Against this backdrop, Sankyo Co., Ltd.’s net sales for the fiscal year under review were down a slight 1.4% from the previous fiscal year, to ¥587.8 billion, operating income slid 11.1%, to ¥84.9 billion, and recurring income declined 12.2%, to ¥82.5 billion. Net income rose 11.2%, to ¥48.2 billion.

Sales of the antihypertensive agent olmesartan, an orally administered antihypertension agent marketed in the United States under the brand name Benicar® and in Europe and Japan under the brand name Olmetec®, soared on the back of the drug’s strong performance in Europe and the United States and its May 2004 launch in Japan. Nevertheless, lower sales of the flagship product Mevalotin® (pravastatin), an orally administered antihyperlipidemic, or cholesterol lowering, agent, and the Company’s withdrawal from the medical diagnostics business resulted in a decline in net sales. Operating income declined mainly as a result of lower sales and higher selling, general, and administrative expenses stemming from increased investment aimed at enhancing MR forces to maximize sales of olmesartan. Net income, however, rose due to a major increase in extraordinary profits primarily attributable to proceeds from the sale of land on the site of the Company’s former Tanashi Plant and an improvement in the corporate and other tax rate due to major reduction in losses at overseas subsidiaries that more than countered the posting of an impairment loss as an extraordinary loss.

Background and Objectives of

The Integration with Daiichi Pharmaceutical Co., Ltd.

The global trend to rein in medical expenses, coupled with consumers’ growing desire for healthier lifestyles are placing ever-increasing demands on pharmaceutical companies to deliver ever-higher quality. The disparities between winners and losers in the Japanese pharmaceutical industry are giving rise to an environment where only the strongest will survive.

Globalization and borderless markets are contributing to an unprecedented pace of change in the business environment. No longer is it sufficient to seek solutions on a day-to-day tactical level. Pharmaceutical companies must make far-reaching decisions encompassing the entire scope of their businesses.

Through successful innovation as represented by their world-class pharmaceuticals, such as pravastatin and levofloxacin (an oral antibacterial new quinolone agent used to treat a broad range of infections that is Daiichi’s highest-selling product) Sankyo and Daiichi are making significant contributions to human health and well-being. To continue in their mission as leaders in the Japanese pharmaceutical industry in the 21st century, Sankyo and Daiichi have decided to take their individual businesses to a new level through integration. This integration is on an equal footing, based on mutual respect for each other’s history, traditions and corporate culture.

Expected Benefits of the Integration

The five main expected benefits of the integration are as below.

Greater R&D depth in priority categories

•	Both companies share a common focus on priority research and development categories, including cardiovascular diseases, infectious diseases, diabetes and metabolic disorders, bone and joint diseases, and immunological and allergic diseases. Integration will enable the increased concentration of R&D budgets and help facilitate the development of a greater number of compounds within each treatment category.

•	Improved depth and concentration within treatment categories will help facilitate the prioritization and selection of promising compounds, boosting both effectiveness and speed of development.

Global reach and overwhelming domestic sales strength

•	Centering on the cardiovascular category, the combined companies will have a product portfolio with market-leading shares in Japan in several therapeutic areas. In addition, the combined MR sales force will boast unequalled depth in product and category knowledge in addition to high sales productivity. This, together with a well-established distribution network based on both companies’ traditional emphasis on strong distributor relations, will give the integrated company unmatched strength in domestic sales operations.

•	The integration will present fresh opportunities for bringing new products to overseas markets and strengthening direct sales capabilities.

Expansion of corporate strategy options arising from increased scale

•	The enhanced domestic strength the integration will confer will confirm our position as a valued licensing partner for introducing and cultivating innovative products in the Japanese market.

Vision for Business Integration

•	The improved financial strength from the integration will increase opportunities to acquire external resources, including acquisition through M&A activity.

Increased operational efficiency

•	Both companies currently have operational efficiency programs in place. (Daiichi: Structural Reform Program; Sankyo: Group Functional Restructuring). However, the integration will allow for far-reaching operational efficiency initiatives to improve profitability that would not have been possible individually.

Enhancement of human resources

•	Pooling our global human resources will enhance our ability to respond to changing business environments.

Vision for Business Integration

I would like to share with you our vision regarding the business integration with Daiichi. By the two companies coming together, this is what we hope to achieve. We aspire to becoming “a global pharma innovator” rather than a Japanese company operating mainly in Japan. Both companies already have sufficient capabilities for generating innovative new drugs. But, by bringing these capabilities together, we are further enhancing our new drug generating capability. Both Sankyo and Daiichi are conducting business process reengineering and group restructuring and, although we are conducting such activities, we cannot say at present that the two companies are at the highest level of management efficiency. Therefore, by coming together we would like to realize the highest management operating efficiency in the industry. We also aspire to together build a firm presence in the global market. Within the Japanese market, both companies command strength; however, by bringing our capabilities together we will become a company of excellence in the global community. This, in turn, will lead to high profit growth, and that will lead to the maximization of our corporate value and enable us to fully meet stakeholders’ expectations. We would like to accelerate the enhancement of shareholder value and at the same time aim to achieve the highest level of shareholder return in the country.

Shareholder Value Expansion

Maximizing shareholder value is vitally important to both our companies as we strive to together become a global pharma innovator. The diagram provided is not a conceptual view but the representation of an estimated effect. The leftmost bar shows the current aggregate market value of Sankyo and Daiichi. Following the integration, we will be generating sales and cost synergies that will add to this aggregate figure despite the effects of negative synergies. When it comes to the negative synergies affecting sales, or potentially other key indicators, we have chosen to be maximally conservative in our estimates. We also need to deduct the direct integration costs. The diagram shows what we have calculated the shareholder value to be in the medium term, that is, by fiscal 2009. Of course, it is not our place to decide on the value of equity, this is why we are calling figures in this diagram estimates. Having said this, we believe that the true synergy we will achieve is of becoming a global pharma innovator. This achievement will be based upon our R&D capabilities, enhanced through integration. And the main effects of this synergy will continue to be realized beyond the year 2009, and that is the true goal of this integration. But, even at an earlier date, for example, in 2007, we anticipate that the shareholders of both Sankyo and of Daiichi will see an increase in shareholder value, even without taking into consideration the true and main synergy that will be realized beyond that point.

Increasing Shareholder Value

•	Sales and cost synergies will increase shareholder value

•	Leveraging global pharma innovator platform will generate additional potential synergies

Note:	The aggregate values of Sankyo and Daiichi shares are calculated based on the closing prices on February 18, 2005.

*	Risks associated with the merger, such as a decline in sales and/or profits due to changes in corporate control or product cannibalization

Governance and Responsibilities

Now, let us turn to the governance and the integration schedule of the new company. Oversight will be provided through the Corporate Officer system and the CEO will be responsible for the conduct of operations. In the new company, there will be ten directors, including four outside directors who will bring their diverse experience and insight to the company’s management while ensuring transparency. Thus, the issue of corporate governance should be thoroughly addressed. With regard to the structure and functions of the holding company, Daiichi President Kiyoshi Morita shall be the Chairman of the Board of Directors, providing oversight. As CEO under the Board of Directors I will be in charge of the conduct of operations, working on corporate strategy and business execution. Under this holding company, Sankyo and Daiichi will be pursuing their operations as separate companies until the integration. However, group business strategies, the undertaking of major investments, and business development shall be directly addressed and carried out by the CEO, namely, myself.

Governance and Responsibilities

•	Adoption of the Corporate Officer system and Board of Auditors will provide for responsive management

•	Oversight and conduct of operations will be kept separate, handled by the Board of Directors and the CEO, respectively

SUBSTANTIAL PROGRESS TOWARD GOALS

Basic Strategies

for Integration and Global Growth

With regard to the two companies’ basic strategies for integration and the global growth scenario they are aiming for, in Japan both intend to continue working on first establishing a strong earnings base. As we have noted on previous occasions, we cannot merely be satisfied with the current level of business operating efficiency, so we would like to enhance that. We also have strong distribution capability within the country, and would like to continue to leverage that and make it even stronger.

Within Sankyo, starting from 2001, we have been focusing on the pharmaceutical business, and this focus has tightened and will continue to tighten over the years. At the same time, we have been pursuing the parallel acceleration of global growth, primarily in the United States, which is the largest pharmaceutical market in the world. In order to do this, of course, we have to have an enhanced pipeline R&D capability. Sankyo and Daiichi have many shared-priority therapeutic areas, and we anticipate that, by bringing capabilities together, we will be able to carry out more in-depth research. In addition, we would like to focus on in-house sales and development, which is of course very needed.

Strengthening our drug pipeline management is very important as we work to improve our global standing. In the past, although we had strong development capabilities, there were occasions when we were forced by circumstances to license some of our products out to Western companies and other instances where the cost of core development negatively impacted sales and profits. So, learning from this experience, we aim to pursue in-house development, sales, and marketing to the greatest extent possible.

Furthermore, we are always looking for opportunities to acquire outside resources. We would like to continue to pursue such acquisition as a combined organization. And, of course, at the base of all our efforts are the excellent personnel we already have. We want to strengthen that while enhancing the work environment so that our people can become even more productive.

Basic Strategies for Integration and Global Growth

Basic Strategies for Integration and Global Growth —Pharma Business Targets1—

Unit: Billions of yen

1.	FY07 and FY09 are targets. FY04 is a simple aggregation of the two companies.

2.	Intra-segment adjustments, etc.

3.	Compound annual growth rate from FY04 through FY09

4.	Amount of above attributable to integration; based on a simple aggregation of the two companies’ expected results

Accelerated Earnings Growth

The integration is expected to produce a rise in revenues by bolstering both companies’ marketing prowess in Japan and focusing management resources on pharmaceutical operations. These factors, coupled with other benefits, including cost reductions stemming from lower procurement, outsourcing, promotion, advertising, and IT costs, the optimization of investments, the consolidation and increased efficiency of operations, and the strategic use of outsourcing are anticipated to lead to an increase in operating income. In addition, the operating margin is forecast to rise sharply from 16.8% in fiscal 2004 to 20.6% in fiscal 2007 and 27.4% in fiscal 2009.

Moreover, these profit gains will be achieved in part by boosting annual R&D investment 17%–21% from the current level of ¥140 billion to the ¥165 billion–¥170 billion level, bringing us a step closer toward becoming a global pharma innovator.

As for fundamental post-integration strategies, we will work to establish a strong earnings base for Japanese operations by enhancing operational efficiency, utilizing our mutual formidable domestic sales capabilities, and further focusing on pharmaceutical business.

In our overseas operations, we will focus on promoting global growth. To this end, we will work to develop our overseas operations, mainly in the United States—the world’s largest pharmaceutical market—focus our R&D efforts on key fields, create a seamless development pipeline, strengthen portfolio management, focus on in-house development, sales and marketing, and acquire further outside resources.

Our employees are our most valuable resource and are critical to the successful execution of these strategies and measures and the achievement of growth in Japan and overseas. Therefore, we will redouble efforts to enhance and strengthen our workforce.

Cost Synergies Will Be Key to

Boosting Profits

The positive synergies of the integration are expected to greatly outweigh the negative synergies and bring about a substantial increase in profits.

As shown in the graphs below, we project that the integration will generate an overall increase of ¥39 billion in consolidated operating income for the pharmaceutical business in fiscal 2007 as a result of a ¥50 billion increase from cost synergies, a ¥17 billion rise from sales synergies, a ¥16 billion decrease due to latent negative synergies, and a ¥12 billion decline associated with increased investment in R&D. In addition, we forecast that a ¥57 billion increase from cost synergies, a ¥36 billion rise from sales synergies, a ¥19 billion decrease due to latent negative synergies, and an ¥18 billion decline stemming from increased investment in R&D will contribute to a ¥56 billion rise in income in fiscal 2009.

A breakdown of the aforementioned cost synergies, which we expect to generate primarily by increasing operating and cost efficiency and fine-tuning the workforce and compensation structures, is as follows.

We aim to enhance operating and cost efficiency by reducing duplication in the two companies’ procurement, outsourcing, sales promotion, advertising, and external data and book purchasing costs as well as by cutting IT costs, optimizing investments, consolidating business bases in Japan and overseas, and integrating and increasing the efficiency of business processes. As for personnel measures, we will establish appropriate compensation levels at Group companies and tailor the workforce through natural attrition, hiring cutbacks, and special retirement provisions. These initiatives are projected to yield cost synergies amounting to ¥50 billion in fiscal 2007 and ¥57 billion in fiscal 2009.

Integration Benefits —Pharmaceutical Business Targets/Consolidated Operating Profit—

•	Integration will generate significant increases in earnings

•	Cost synergies far exceed possible negative synergies

Unit: Billions of yen

1.	The depreciation expenses portion of integration costs has been subtracted from cost synergies.

2.	Marginal income has been estimated as equal to operating income. Because marginal income taking into account declines in earnings resulting from possible negative synergies, sales synergies and possible negative synergies have been treated in a way that allows expenses to offset each other, with the exception of direct manufacturing costs.

3.	Risks associated with the merger, such as declines in sales and/or profits due to changes in corporate control or product cannibalization. Estimates are conservative.

Cost Synergy Breakdown —Pharmaceutical Business Targets—

Unit: Billions of yen

Business/Expense		FY07	FY09	Principal Measures
Domestic business	Cost of sales and SG&A (excluding personnel expenses)	¥23	¥29

•      Reduce purchasing and outsourcing expenses

•      Reduce sales promotion and advertising expenses

•      Reduce purchases of external data and books

•      Reduce IT costs

•      Optimize investment

•      Consolidate domestic and overseas facilities

•      Eliminate of duplicate administration, increase operational efficiency

•      Pursue outsourcing

•      Rationalize of personnel numbers through controls on hiring and preferential retirement schemes

•      Rationalize compensation standards with transfer to Group companies, etc.

	Personnel expenses	¥22	¥23

Overseas business	SG&A	¥5	¥5

Total		¥50	¥57

Integration Costs

•	One-time integration costs estimated at ¥118 billion

•	Of which, more than 90% are expected to be incurred in FY06*

Unit: Billions of yen

	Cost Items	By FY06
Personnel-related	Additional retirement payments	50
	Transfer charge	37
	Other	3
	IT integration	6
	Business location transfer	3
	Corporate branding related	2
	Other	8

	Total	109

Combined, the two companies’ consolidated pharmaceutical operations currently employ 15,500 staff. We will reduce the workforce to 15,000 by fiscal 2009. Although this is a minor numerical change, more substantial changes will be made to the workforce makeup. We will reduce the number of employees in Japan from 10,700 to 8,700 while increasing the number of employees overseas from 4,800 to 6,300. In the future, we anticipate that the percentage of the workforce comprising overseas staff will rise from the current 31% to more than 40% in line with proactive personnel expansion in overseas operations where growth is expected.

In the course of achieving this level of integration synergy, we will incur direct costs. Most of the one-time integration costs will have been incurred by the end of fiscal 2006, including those for personnel, IT integration, business location transfer, and corporate branding. At more than ¥100 billion, the one-time integration costs are sizeable; however, from the point of view of increasing shareholder value, the benefits far outweigh the costs as well as any negative synergies.

Generating Sales Synergies in Japan

In the decade from 1993 to 2003, the pharmaceutical market has nearly tripled in size in the United States and doubled in Europe. In sharp contrast to this remarkable growth, during the same period the Japanese pharmaceutical market expanded a mere 20% under the National Health Insurance price system. In addition, future rapid growth is unlikely in light of the current ongoing social security system and health insurance reforms. At the same time, foreign capital pharmaceutical firms with strong product and sales capabilities are aggressively targeting Japan—the world’s second largest pharmaceutical market. As a Japanese company operating in Japan, we want to secure overwhelming domestic sales strength and a solid presence. We will accomplish this through the business integration with Daiichi, gaining an expanded product lineup; marketing strength as measured by such factors as number of medical representatives (MRs), number of details, and advertising capabilities; and an expanded distribution base, or, more specifically, a greater share of the business sector involving pharmaceutical wholesalers. The new combined company will take the industry by storm. Armed with this tremendous sales strength, we will generate sales synergies by focusing both companies’ marketing resources on expanding sales of such highly profitable in-house developed products as Sankyo’s olme-sartan (which is sold in the United States as Benicar® and in Japan as Olmetec®) and Daiichi’s Cravit®.

Specifically, in the major therapeutic markets we will concentrate on developing both companies’ leading products, including Olmetec®, Mevalotin®, Cravit®, and Calblock®. Teams from the two companies have already been investigating the market possibilities of these drugs, with Olmetec® being the first. And both companies have excellent marketing capabilities that we would like to make strategic use of. Together, we have more than 2,500 MRs, who can cumulatively place more than 10 million details (visits to physicians to provide information on products) per year, and strategically leveraging our tremendous sales prowess is bound to contribute greatly to the generation of sales synergies.

A focused approach will be taken to other priority products as well, and this will lead to a clear shift toward the cardiovascular area. There are various reasons for the increased emphasis on the cardiovascular area. First of all, although our two companies have numerous products and development projects in the same areas, it is in the cardiovascular field that together we have the most extensive skills and knowledge.

Domestic Competitiveness

(As of February 25, 2005)

Indication/Effect	Products	Market Rank
Cardiovascular Diseases
Antihyperlipedemic	Mevalotin®, Livalo®	1
ß-blocker	Artist®	1
Antiarrhythmic	Sunrythm®	1
Acute cardiac failure	Hanp®	1
ACE inhibitor	Acecol®, Coversyl®	2
Antiplatelet	Panaldine®	4
ARB	Olmetec®	5
Ca channel blocker	Calblock®
Oral antibacterials	Cravit®, Banan®, Ketek®, Tarivid®	1
Contrast media	Omnipaque®, Omniscan®	1
Anti-inflammatories	Loxonin®, Mobic®, Miltax®	1
Antiallergics	Zyrtec®, Alesion®	3
Chronic renal failure	Kremezin®

Generating Sales Synergies: Olmetec1

1	Angiotensin II receptor blocker (blood pressure lowering agent)

2	Illustrative diagram

3	Nu-Lotan, Blopress, and Diovan

We will kick off these initiatives with the establishment of the holding company in October 2005, pushing forward with domestic marketing collaboration for Olmetec®, including co-promotion and academic lectures, as a Group strategy. In the extremely competitive domestic angiotensin receptor blocker (ARB) market, Sankyo will build upon its efforts to date, bolstered by the addition of Daiichi’s marketing capabilities, to achieve an industry-leading number of details.

Olmetec® was the fifth ARB launched in Japan; however, we expect collaboration with Daiichi to boost domestic sales of the drug to ¥100 billion (approximately $925 million: based on the current National Health Insurance price) in fiscal 2009—a level on par with its predecessors. In addition, this product has garnered high acclaim as a best-in-class drug in Europe and the United States, where it was introduced prior to Japan. Global sales of olmesartan came to nearly ¥80 billion (approximately $740 million) in fiscal 2005, are certain to reach ¥100 billion in fiscal 2006, and are expected to exceed $2 billion in fiscal 2009. This growth should also provide strong support for sales in Japan.

Greater R&D Depth

in Priority Categories

Of the main advantages to be gained from Sankyo’s partnership with Daiichi, realizing benefits in R&D is fundamental to the merger’s overriding objective of becoming “a Japan based global pharma innovator.” Bolstering R&D capabilities is key to achieving this goal. Fortunately, both of our companies boast histories and corporate cultures that are products of corporate strategies rooted in R&D. This commonality makes our integration a perfect fit, and we expect to make great progress in strengthening our R&D muscle.

R&D capabilities will drive global growth. In the exploratory research and developmental research stages of the R&D process, we will leverage overlap in the franchise fields of Sankyo and Daiichi to reinforce and promote the mutual use of research skills, resources, and technologies to search for development candidates that fulfill medical needs. In clinical development, we will focus on boosting efficiency with the goal of creating highly competitive products. Specifically, we will enhance our development resources and actively utilize both companies’ development expertise to concentrate resources on high-priority projects and quickly assess product potential.

The present status of the development pipeline is illustrated on the next page. The new company’s franchise fields will comprise cardiovascular diseases, diabetes and metabolic disorders, infectious diseases, cancer, immunological and allergic diseases, and bone and joint diseases—areas of focus for both Sankyo and Daiichi. Promising candidates for prioritization in the cardiovascular disease category include CS-747, an anti-platelet agent, CS-505, an ACAT inhibitor used to treat arteriosclerotic disease, and DU-176b, an oral factor Xa inhibitor, and in the infectious disease category such candidates include DU-6859a, a new quinolone antibiotic, and DX-619, an antibacterial new quinolone agent for treating drug-resistant bacteria.

In fiscal 2004, Sankyo’s R&D expenditures amounted to ¥86.7 billion (approximately $800 million) and Daiichi’s totaled ¥60.7 billion (approximately $560 million). These figures include non-pharmaceutical businesses’ R&D costs.

In fiscal 2005, we project that the integrated company’s annual R&D expenditures will come to around ¥140 billion (approximately $1.3 billion) for pharmaceutical-related work, which will be the highest level of R&D spending among Japan’s top pharmaceutical companies. The scale of this annual budget will yield the critical mass essential to our truly moving forward in pharmaceutical R&D. We expect to be able maintain this level of investment. In fiscal 2007, Daiichi-Sankyo’s R&D expenditures will be ¥165 billion and in fiscal 2009 that will be ¥170 billion.

R&D Expenditures

Unit: Billions of yen

	FY04	FY07	FY09
Costs + SG&A	631	605	677
Including: R&D expenses	140	165	170
Integration benefits		12	18

Note: Figures for fiscal 2007 and fiscal 2009 are targets, and figures for fiscal 2004 are combined data obtained by adding figures for the two companies.

Global Drug Development Pipeline

Phase 1	Phase 2	Phase 3	Application
Cardiovascular Diseases/ Thrombosis and Arteriosclerosis	SUN N8075 (Acute ischemic stroke)	DU-176b (Oral factor Xa inhibitor/ anticoagulant)	HGF (Peripheral arterial disease)	Plavix (Cerebral infarction)
	HGF (Ischemic heart disease)	DX-9065a (Unstable angina)	CS-747 (Ischemic disease)	CS-866CMB (Antihypertensive/combination)
	CS-866AZ (Antihypertensive/combination)	SUN 4936h (Acute heart failure)	CS-866DM (ARB/additional indication)	
		SUN N4057 (Acute ischemic stroke)		
		CS-505 (Antiarteriosclerotic disease)		
Infectious Diseases	DX-619 (New quinolone/ Drug-resistant bacteria infection)	DU-6859a (Severe and drug-resistant bacterial infection/U.S.)	DU-6859a (General bacterial infection/ Japan)	DF-098 (*Haemophilus influenza* type b vaccine for pediatric use)
	CS-758 (Azole antifungal)	CS-023 (Carbapenem antibacterial)	SUN A0026 (Antibacterial agent)	
	CS-8958 (Anti-influenza)			
Diabetes and Metabolic Disorders	SUN E7001* (Antidiabetic/ rhGLP-1 nasal spray)	CS-011 (Antidiabetic/glitazone agent that improves insulin resistance)	Welchol (Antidiabetic)	
	CS-872* (Antidiabetic/ rhGLP-1 nasal spray)	CS-917 (Antidiabetic/ gluconeogenesis inhibitor)		
		SNK-860 (Diabetic neuropathy/ aldose reductase inhibitor)		
Bone/ Joint Diseases		SUN E3001 (Osteoporosis)	CS-600G (Anti-inflammatory and analgesic/loxoprofen gel)	LX-A (Anti-inflammatory and analgesic/loxoprofen patch)
		CS-706 (Anti-inflammatory and analgesic/COX-2 inhibitor)		
Immunological/ Allergic Diseases	DW-908e (VLA-4 inhibitor/ Antiallergic agent)	CS-003 (COPD/asthma)	IGE025 (Bronchial asthma, allergic rhinitis)	
		CS-712 (Cedar pollen pollenosis)		
Cancer	CS-1008 (Antineoplastic antibody)	TZT-1027 (Expanded for a wide range of cancers)		Topotecin (Camptothecin derivative/ additional indication)
		DJ-927 (Expanded for a wide range of cancers)		
Others	KMD-3213 (Dysuria associated with benign prostatic hyperplasia/China)	SUN Y7017 (Severe Alzheimer's disease)	Feron (Interferon-beta/ additional indication)	DL-404 (Spasticity/ orphan drug approval)
		CS-088 (Antiglaucoma)	Evoxac (Muscarinic receptor agonist/ additional indication)	KMD-3213 (Dysuria associated with benign prostatic hyperplasia/Japan)
			SUN Y7017 (Mild to moderate Alzheimer's disease)	DD-723 (Ultrasound contrast media)
			CS-801 (Anti-urinary incontinence)	SUN Y4001 (Contrast media for myocardium scintigraphy)
			CS-1401E (Pain relief during anesthesia/ additional indication)	CS-419K (Vitamin)

Phase 1 Phase 2 Phase 3 Application

(Source: Company Data)

Sankyo Daiichi

*	SUN E7001 and CS-872 are the same compound.

To make more efficient use of the R&D budgets, we will unify the two companies’ R&D infrastructures and capabilities. At present, Sankyo’s Global R&D Management Committee and Daiichi’s R&D Council are responsible for their companies’ respective development pipeline management. To rapidly generate synergies, we will establish a unification process by September 2005. From October 2005, a new development management committee headed by Sankyo Director Dr. John C. Alexander will unify the pipeline priorities of both companies. We aim to speed up development overall while concentrating global development resources more selectively by making full use of both companies’ infrastructures and expertise.

Measures to achieve global growth from the perspective of overseas development are presented in the diagram below.

Years ago, Sankyo created pravastatin, which is marketed in Japan as Mevalotin®, and Daiichi developed levofloxacin, which is sold in Japan as Cravit®. At the time that these drugs were created, the relative sizes of the two companies left them with no choice but to license-out the agents to corporations in Europe and the United States for global development. Although such a low-risk strategy eliminates sales costs, it comes with a price—namely, lower revenues.

In addition, Sankyo decided to form partnerships with other companies for activities related to olmesartan and CS-747 (currently under development). Collaboration provides for a higher profit ratio than out-licensing.

As illustrated in the graph on the facing page, in-house development, sales, and marketing generate far greater profits than out-licensed operations or tie-ups; however, going the in-house route requires huge up-front investments. The increased scale gained through the integration will enable us to make these types of up-front investments.

Going forward, we will not carry out every project in-house. Rather, we will evaluate each individual drug candidate and develop and market priority products on our own whenever feasible.

Unification of Development Pipeline Management

•	Establish a unification process by September 2005

•	Unify the pipeline priorities of both companies from October 2005

•	Concentrate global development resources more selectively. Increase development speed by mutually utilizing infrastructure and expertise

•	John C. Alexander* will chair the new committee, lead the unification and the Europe/U.S. development organization

*	Currently serving as a director for Sankyo, Sankyo Pharma Development Division President, and GRDMC Chairman. He designed and implemented the current management process for Sankyo’s development pipeline.

Greater Earnings through In-House Development, Sales, and Marketing

•	Following expansion, utilize in-house development, sales and marketing for priority products

•	Significant boost in income and earnings expected

*	Includes co-promotion

Regarding risk factors relating to the business of Daiichi Sankyo, please refer to pages 26-31.

SANKYO’S PRINCIPAL PRODUCTS

Sankyo’s principal and recently approved pharmaceutical products for which it or a subsidiary holds the underlying patent rights are as follows:

Olmesartan is an orally administered antihypertensive marketed in the United States under the brand name Benicar® and in Europe and Japan under the brand name Olmetec®. Olmesartan was the first product for which Sankyo Group companies oversaw R&D, production, and sales on a global basis. Sankyo has expanded sales of olmesartan through the selective use of co-promotion and co-marketing arrangements with third parties. Sankyo launched Benicar® in the United States in May 2002 and Olmetec® in Germany in October 2002 and Japan in May 2004. Full-fledged global expansion of the product began in 2004.

Mevalotin® (pravastatin) is an orally administered antihyperlipidemic, or cholesterol lowering, agent and Sankyo’s flagship product. Pravastatin was developed in-house by Sankyo and is marketed directly in Japan. Pravastatin is also sold in bulk to Bristol-Myers Squibb for distribution as Pravachol® in the United States, Europe and other markets pursuant to a non-exclusive license, and by Sankyo Group companies in European and other markets. The term of the license granted to Bristol-Myers Squibb continues until the expiration of the relevant patent. Pravastatin no longer enjoys patent protection in Japan, while the patent with respect to pravastatin in the United States is due to expire in April 2006. Pravastatin was launched in 1989 in Japan and globally in 1991.

Loxonin® (loxoprofen) is an orally administered non-steroidal analgesic and anti-inflammatory agent developed in-house by Sankyo and distributed directly in Japan and other markets and through the Company’s subsidiaries as well as third-party distributors in Thailand, South America, and other markets. Loxoprofen no longer enjoys any kind of patent protection. Loxonin® was launched in 1986 in Japan.

Banan® (cefpodoxime) is an oral antibiotic agent developed by Sankyo that is distributed directly in Japan by the Company and outside Japan through its subsidiaries and third party licensees. Patent protection has expired in the United States with respect to cefpodoxime. The patent for cefpodoxime will expire in August 2005 in France and Germany, in September 2005 in the United Kingdom, and, with respect to certain indications, in September 2005 in Japan. Banan® was launched in Japan in 1989, in Europe in 1991, and in the United States in 1992.

Acecol® is an orally administered antihypertensive developed by Sankyo, which distributes it directly in Japan. The patent for Acecol® in Japan is valid through October 2008. Acecol® was launched in 1994.

Principal pharmaceutical products for which Sankyo holds marketing and other rights pursuant to licensing agreements are as follows:

Venofer® is a drug for the treatment of iron deficiency anemia administered through intravenous injection and marketed by Sankyo’s consolidated subsidiary Luitpold Pharmaceuticals, Inc., in the United States. Patent protection has expired in the United States with respect to the basic compound contained in Venofer®.

Kremezin® is an orally administered treatment for chronic renal failure developed by Kureha Chemical Industry Co., Ltd., and distributed directly by Sankyo and is promoted jointly with Sanwa Kagaku Kenkyusho Co., Ltd., in Japan. Kureha has granted Sankyo an exclusive license to sell the product in Japan. The term of Sankyo’s license continues for successive one-year periods unless terminated in advance by either Sankyo or Kureha upon six months’ prior notice. Kremezin® no longer enjoys patent protection in Japan. Kremezin® was launched in Japan in 1991.

WelChol® is an antihyperlipidemic agent for lowering cholesterol developed in collaboration with GelTex Pharmaceuticals, Inc. (now Genzyme), and is marketed by Sankyo Pharma Inc. pursuant to license from Genzyme in the United States. WelChol® is administered orally, and its known side effects include gas, constipation, and upset stomach. Genzyme has granted Sankyo Pharma Inc. an exclusive, irrevocable right to manufacture and sell WelChol® in the United States in exchange for royalty payments calculated with reference to actual sales. The term of Sankyo’s license continues until the termination of patent rights with respect to the product. WelChol® was launched in the United States in 2000.

Zantac® is an H2 antagonist that inhibits gastric acids and is used for the treatment of ulcers. Zantac® is marketed by Sankyo in Japan under license from GlaxoSmithKline. Zantac® is administered orally or by intravenous injection. GlaxoSmithKline has granted to Sankyo the right to sell Zantac® in Japan. The term of Sankyo’s license continues for successive one-year periods unless terminated in advance by either Sankyo or GlaxoSmithKline upon six months’ prior notice. Zantac® no longer enjoys patent protection in Japan. Zantac® was launched in Japan in 1984.

THE CURRENT STATUS OF OLMESARTAN AND ITS LIFE CYCLE MANAGEMENT PLAN

The Current Status of Olmesartan

Before the launch of olmesartan, we stated that we were determined to grow this product into a generator of ¥100 billion in annual global sales. In fiscal 2005, our target is around ¥80 billion in Japan, the United States, and Europe. And, by fiscal 2006, we expect to have achieved this initial milestone of ¥100 billion. In fiscal 2009, we expect to have achieved the domestic sales target for Olmetec®. Thus, the olmesartan franchise is anticipated to be worth at least US$2 billion a year globally. To ensure this growth by fiscal 2009, we are planning various line extension programs outlined below.

Life Cycle Management Plan

As illustrated in the graphs provided, the development of both the additional indication and the line extension programs are well under way.

Olmesartan (CS-866) Monotherapy

Olmesartan is an angiotensin II (type 1 receptor) blocker (ARB), with one indication for the treatment of hypertension, or high blood pressure, and other indications under development for the treatment of diabetes-related kidney dysfunctions and chronic glomerulonephritis, a kidney disease in which the kidney’s filters become inflamed and scarred and slowly lose their ability to remove waste from the blood and produce urine. Sankyo is also using the product in clinical trials to demonstrate its effectiveness in the prevention of microalbuminuria, a urinary dysfunction also associated with diabetes. The prevention study of microalbuminuria is called ROADMAP (Randomised Olmesartan And Diabetes MicroAlbuminuria Prevention). In connection with its indication for the treatment of hypertension, the compound was launched in Japan in May 2004, in the United States in May 2002, and in the EU in October 2002 and is currently under development in a number of other countries, such as China and Venezuela. In connection with its indication for the treatment of diabetes-related kidney dysfunction and chronic gomerulonephritis, the compound is currently in Phase 3 clinical trials in Japan. In connection with its indication for the prevention of microalbuminuria, under the code CS-866, the drug is currently in large-scale clinical trials in the EU.

Sales Forecasts for Olmesartan

CS-866AZ

CS-866AZ is a combination olmesartan and calcium channel blocker used to treat hypertension. The compound was discovered and is being developed by Sankyo. The compound is currently in Phase 1 clinical trials in Japan.

CS-866CMB

CS-866CMB is a combination of olmesartan and a diuretic used to treat hypertension. Diuretics are substances that increase the flow of urine from the body and are used to treat high blood pressure and fluid retention by increasing the elimination of salt and water from the kidneys. The compound was discovered and is being developed by Sankyo. The compound is currently in Phase 1 clinical trials in Japan. In September 2003, the compound was launched in the United States. Also, in June 2005, the compound was launched in Europe (Germany).

The Current Status of Olmesartan and Its Life Cycle Management Plan

Compound	Origin	Indication (Effect/Mechanism)	Stage of Development
			Japan	U.S./EU

		Antihypertension (ARB, olmesartan)	Launched (5/04)	Launched (5/02)(U.S.) Launched (10/02)(EU)

Olmesartan monotherapy	Sankyo	Additional indication of diabetes- related kidney dysfunction	Phase 3	—

		Additional indication of chronic glomerulonephritis	Phase 3	—

		Prevention of microalbuminuria	—	EU: large-scale clinical trial (ROADMAP)

CS-866AZ	Sankyo	Antihypertension	Phase 1	—

CS-866CMB	Sankyo	Antihypertension	Phase 1	Launched (9/03)(U.S.) Launched (6/05)(EU)

RISKS RELATING TO THE BUSINESS OF DAIICHI SANKYO

If Daiichi Sankyo is unable to successfully develop or commercialize new products, its results of operations will suffer.

The future results of operations of Daiichi Sankyo will depend to a significant extent upon its ability to successfully commercialize new products in a timely manner. There are numerous difficulties in developing and commercializing new pharmaceutical products, including:

•	developing, testing, and manufacturing products in compliance with regulatory standards in a timely manner;

•	receiving requisite regulatory approvals for such products in a timely manner; and

•	the availability on commercially reasonable terms of raw materials, including active pharmaceutical ingredients and other key ingredients.

Developing and commercializing a new product is time consuming, costly, and subject to numerous factors that may delay or prevent the development and commercialization of new products. Products currently in development by Daiichi or Sankyo, and products to be developed by Daiichi Sankyo in the future, may or may not receive the regulatory approvals necessary for marketing by Daiichi Sankyo or other third-party partners. This risk particularly exists with respect to the development of proprietary products because of the uncertainties, higher costs, and lengthy timeframes associated with the R&D of such products and the inherent unproven market acceptance of such products.

If any of the products of Daiichi Sankyo, when acquired or developed and approved, cannot be successfully or timely commercialized, the combined entity’s results of operations could be adversely affected. No guarantee can be given that any investment made in developing products will be recouped, even if Daiichi Sankyo is successful in commercializing those products.

Daiichi Sankyo product candidates may not gain acceptance among physicians, patients, and the medical community, thereby limiting potential to generate revenues.

Even if Daiichi Sankyo’s product candidates are approved for commercial sale by the Japanese Ministry of Labour, Health and Welfare (MLHW), the United States Federal Drug Administration (FDA), or other regulatory authorities, the degree of market acceptance of any approved product candidate among physicians, healthcare professionals, and third-party payers as well as Daiichi Sankyo’s profitability and growth will depend on a number of factors, including:

•	relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	lavailability of alternative treatments;

•	pricing and cost-effectiveness, which may be subject to regulatory control;

•	the effectiveness of the sales and marketing strategies employed by Daiichi Sankyo and its business partners; and

•	Daiichi Sankyo’s ability to obtain sufficient third-party insurance coverage or reimbursement.

If any product candidate that Daiichi Sankyo develops does not provide a treatment regimen that is as beneficial as the current standard of care or otherwise does not provide sufficient benefits to patients, that product likely will not achieve market acceptance.

If Daiichi Sankyo is unsuccessful in its efforts to increase direct involvement in the development and marketing of products outside Japan, its results of operations could suffer.

Although, historically, Daiichi and Sankyo have each conducted a substantial portion of their sales outside Japan by licensing their products to third-party pharmaceutical companies and through marketing partnerships, both companies have recognized the strategic importance of increased direct involvement in the development and marketing of products in markets outside Japan. The companies expect that Daiichi Sankyo will continue to try to increase direct overseas development and marketing activities.

Direct development and, if approval is received, the marketing of products in overseas markets will entail significant initial expenditures by Daiichi Sankyo as compared with licensing to a third party and thus the corresponding risk of losing its entire investment if the product candidate is not successfully commercialized. Daiichi and Sankyo have historically had relatively limited operations in markets such as the United States and Europe when compared with the largest global pharmaceutical companies. Daiichi Sankyo will incur additional costs in building its presence in overseas markets, including increased headcount, particularly in the United States, and R&D expenditures, and it is uncertain if the anticipated long-term benefits, including its enjoyment of economies of scale, and the greater reach of its operations in major global markets, will materialize. If Daiichi Sankyo is unable to generate increased revenues through the direct development and marketing strategy, its results of operations could suffer.

If Daiichi Sankyo is unsuccessful in obtaining or renewing licenses from third parties or in entering into collaborative marketing arrangements, Daiichi Sankyo’s results of operations could suffer.

Daiichi and Sankyo both enter into a variety of licensing, co-marketing and co-promotional agreements in the conduct of their business and Daiichi Sankyo expects to use these and other methods to develop or commercialize products in the future. These arrangements typically involve other pharmaceutical companies as partners that may be competitors of Daiichi Sankyo in certain markets. Both companies sell numerous products in Japan pursuant to licenses from third parties, and Daiichi Sankyo may need to obtain or renew such licenses. If Daiichi Sankyo is unable to obtain or renew these licenses in a timely manner on commercially reasonable terms or to continue to secure similar licensing opportunities in the future, its results of operations may be adversely affected. Daiichi Sankyo’s results of operations may also suffer if counterparties to which Daiichi Sankyo grants licenses or marketing rights withdraw, or if the relevant products are not timely developed, approved, or successfully commercialized by the licensees.

If Daiichi Sankyo is unable to adequately protect its technology or enforce its patents, its business could suffer.

The success of the products that Daiichi Sankyo develops will depend, in part, on the company’s ability to obtain patent protection for these products. The process of seeking patent protection can be long and expensive. Effective patent protection is unavailable or limited in some countries. Daiichi and Sankyo both currently have a number of Japanese, U.S., and foreign patents issued and pending. Neither Daiichi nor Sankyo can be sure that Daiichi Sankyo, Daiichi, or Sankyo will receive patents for any of their pending patent applications. If the current and future patent applications are not approved or, if approved, if such patents are not upheld in a court of law, it may reduce Daiichi Sankyo’s ability to competitively exploit its patented products. Also, such patents may or may not provide competitive advantages for their respective products or they may be challenged or circumvented by competitors.

Daiichi and its U.S. licensee have had to bring suit in the United States to prevent a competitor from marketing a generic version of levofloxacin. Although the district court has enjoined the competitor from producing, importing, or selling levofloxacin until Daiichi’s U.S. patent expires in 2010, Daiichi must still contest the ongoing appeal from that decision.

Once basic composition patents expire, Daiichi and Sankyo’s products generally become subject to increased competition. Daiichi’s compound patent for levofloxacin expires in 2006 in Japan, and the corresponding patents expire in 2010 in the United States and 2011 in Europe. Sankyo’s compound patent for pravastatin expired in 2002 in Japan and the corresponding patent in the United States, as extended by a six-month extension for pediatric exclusivity, expires in April 2006. Sankyo’s compound patent for olmesartan expires in February 2012 in Japan, April 2016 in the United States, February 2017 in Germany and Great Britain, and February 2012 in France.

Daiichi and Sankyo also rely on trade secrets and proprietary know-how that the companies seek to protect, in part, through confidentiality agreements with their partners, customers, employees, and consultants. It is possible that these agreements will be breached or that they will not be enforceable in every instance, and that Daiichi Sankyo will not have adequate remedies for any such breach. It is also possible that trade secrets of Daiichi Sankyo, Daiichi, or Sankyo, will become known or independently developed by Daiichi Sankyo’s competitors. If Daiichi Sankyo is unable to adequately protect its technology or enforce its patents, its results of operations, financial condition, and cash flows could suffer.

Third parties may claim that Daiichi Sankyo, Daiichi, or Sankyo, infringes their proprietary rights and may prevent Daiichi Sankyo from manufacturing and selling some of its products.

The manufacture, use, and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. Daiichi Sankyo may have to defend against charges that it or Daiichi or Sankyo violated patents or proprietary rights of third parties. Litigation may be costly and time-consuming, and could divert the attention of management and technical personnel. In addition, if Daiichi Sankyo, Daiichi, or Sankyo infringes on the rights of others, they could lose the right to develop or manufacture products or could be required to pay monetary damages or royalties to license proprietary rights from third parties or even suspend production and marketing of the challenged products. If they fail to obtain a license where one is required, Daiichi Sankyo could be forced to suspend the production and marketing of the challenged products. Although the parties to patent and intellectual property disputes in the pharmaceutical industry have often settled their disputes through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, neither Daiichi Sankyo, Daiichi, nor Sankyo can be certain that the necessary licenses would be available on acceptable terms. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent Daiichi Sankyo from manufacturing and selling a number of products, which could harm its business, financial condition, results of operations, and cash flows.

The highly regulated nature of the pharmaceutical industry subjects Daiichi Sankyo to uncertainty with respect to the initial and continued approval of its products, the pricing of pharmaceuticals, and potential sanctions for any compliance failures.

As a pharmaceutical company, Daiichi Sankyo’s activities will be subject to extensive governmental regulation. Typically, the primary thrusts of governmental inquiry and action are toward determining drug safety and effectiveness as well as controlling the prices of prescription drugs and the profits of prescription drug companies. In many jurisdictions, a company is required to obtain and maintain regulatory approvals to market or manufacture pharmaceutical products. For example, the European Union has adopted directives concerning the classification, labeling, advertising, wholesale distribution, and approval for the marketing of medicinal products for human use. In addition, acts of government may affect the price or availability of raw materials needed for the development or manufacture of Daiichi Sankyo’s products. Daiichi Sankyo will also be subject to potential administrative actions. Such actions may include seizures of products and other civil or criminal sanctions. Daiichi Sankyo may incur significant costs and may be required to devote substantial time and resources to comply with applicable rules and regulations.

The design, development, manufacture, and sale of pharmaceutical products involve the risk of product liability claims by consumers and other third parties, and insurance coverage against such potential claims is expensive and may be difficult to obtain.

The design, development, manufacture, and sale of pharmaceutical products involve inherent risks of product liability claims and associated adverse publicity. Unexpected side effects manifesting after the approval of a product could give rise to claims and even cause the withdrawal of regulatory approval. Insurance coverage against such events and related potential claims is expensive, may be difficult to obtain, and, in fact, may not be available on acceptable terms, or at all. Although both Daiichi and Sankyo currently maintain, and, after the joint share transfer, Daiichi Sankyo will maintain, product liability insurance for their products in amounts believed to be commercially reasonable, if the coverage limits of these insurance policies are not adequate, a claim brought against Daiichi Sankyo, Daiichi, or Sankyo, whether covered by insurance or not, could have a material adverse effect on the results of operations, financial condition, and cash flows of Daiichi Sankyo, Daiichi, or Sankyo.

The pharmaceutical industry is highly competitive.

Both Daiichi and Sankyo face, and expect that after the joint share transfer, Daiichi Sankyo will face, strong competition in its pharmaceutical business, both for prescription drugs and over-the-counter products. The intensely competitive environment requires an ongoing, extensive search for technological innovation and the ability to market products effectively, including the ability to communicate the effectiveness, safety, and value of each company’s products to healthcare professionals in hospitals, private practices, group practices, and managed care organizations. The companies’ competitors vary depending upon product categories, and, within each product category, upon dosage strengths and drug-delivery systems. Based on pro forma figures for total assets, annual revenues, and market capitalization, Daiichi Sankyo is smaller than certain of its competitors. Many competitors have a greater number of products on the market and have greater financial and other resources than Daiichi Sankyo, Daiichi, or Sankyo. If Daiichi Sankyo directly competes with them for the same markets and/or products, their financial strength could prevent Daiichi Sankyo from capturing a profitable share of those markets. It is possible that developments by competitors will make Daiichi Sankyo’s products or technologies noncompetitive or obsolete.

Daiichi Sankyo’s results of operations could be adversely affected by global efforts to control the prices of prescription drugs and healthcare costs generally.

Healthcare policy makers in Japan, the United States and other countries have identified controlling healthcare costs, and the prices of prescription drugs in particular, as an important long-term goal. In April 2003, Japan increased the share of medical costs borne by patients with employees’ health insurance to 30%. A manufacturer of pharmaceutical products in Japan must have any new pharmaceutical product listed on a National Health Insurance, or NHI, price list. The NHI price list provides rates for calculating the costs of pharmaceutical products used in medical services given under various public medical care insurance systems. Prices on the NHI price list are subject to revision, generally once every two years, on the basis of the actual prices at which the pharmaceutical products are purchased by medical institutions. The most recent price revision occurred in April 2004 with the result that both Daiichi and Sankyo have been required to reduce the prices of their pharmaceutical products in Japan by an average of 5.2% and 6.7%, respectively. In December 2004, U.S. President Bush enacted Medicare reform measures, including a new prescription drug benefit and reforms intended to speed the approval process for generic drug equivalents to pharmaceutical products under patent. The effect of these measures, in addition to increasing competition in the market, may result in downward pressure on the prices of prescription drugs and other pharmaceutical products sold in the United States, which could have an adverse impact on Daiichi Sankyo’s results of operations.

Daiichi Sankyo’s consolidated results of operations may be negatively impacted by foreign currency fluctuations.

A portion of the net revenues of Daiichi and Sankyo is originally earned in currencies other than Japanese yen, primarily U.S. dollars and euros. Daiichi Sankyo expects to continue to report its financial results in Japanese yen and to translate the revenues and expenses of Daiichi Sankyo denominated in non-Japanese currencies into Japanese yen. If the Japanese yen were to strengthen relative to non-Japanese currencies, the amount of net income reported in Daiichi Sankyo’s consolidated statement of operations from non-Japanese yen denominated business would decrease. Accordingly, if the Japanese yen were to strengthen significantly against the U.S. dollar, Daiichi Sankyo’s consolidated net income could be adversely affected.

The high and low exchange rates of Japanese yen to the U.S. dollar, expressed in yen per $1.00 and based on the noon buying rate in the City of New York, were ¥120.55 and ¥104.18 for the year ended March 31, 2004, and ¥114.30 and ¥102.26 for the year ended March 31, 2005. The high and low exchange rates of Japanese yen for euros, expressed in yen per €1.00 and based on the average of buying and selling rates of telegraphic transfers from The Bank of Tokyo Mitsubishi, Ltd., were ¥141.61 and ¥126.49 for the year ended March 31, 2004, and ¥141.61 and ¥126.49 for the year ended March 31, 2005.

Daiichi Sankyo will be subject to stringent environmental regulations in Japan and abroad that may require additional expenditures or other compliance measures.

Daiichi Sankyo will be subject to a variety of laws and regulations in Japan and abroad relating to the use, storage, discharge, and disposal of waste products and emissions from its manufacturing processes. For example, new environmental regulations regarding soil contamination went into effect in Japan in February 2003 to permit the government to order landowners to remove or remedy the effects of hazardous or toxic substances on or under their land. Although neither Daiichi nor Sankyo has suffered material environmental claims in the past, environmental claims or the failure to comply with any present or future regulations could adversely affect Daiichi Sankyo in various ways, including the imposition of damages, clean-up costs and fines, suspension of production, cessation of operations, or a delay in the disposition of unused property.

Production facilities of Daiichi and Sankyo may be subject to damage or destruction as a result of earthquakes or other natural disasters.

The manufacturing facilities of Daiichi and Sankyo are concentrated in Japan and are therefore vulnerable to damage or interruption from natural disasters, particularly earthquakes. If an earthquake or other natural disaster were to strike the areas of Japan where the manufacturing facilities of Daiichi or Sankyo are located, such facilities could be damaged or destroyed, resulting in significant disruption in the manufacture or distribution of material products, decreased consumer confidence, and substantial expenses for the repair, reconstruction, or replacement of the manufacturing facilities. Both Daiichi and Sankyo have insurance policies covering damage suffered as the result of earthquakes and other natural disasters in amounts that they believe are reasonably adequate to cover potential losses. However, even losses that are covered by insurance may be subject to challenge or delays in reimbursement.

CORPORATE SOCIAL RESPONSIBILITY (CSR)

This section provides an overview of Sankyo’s CSR initiatives, which focus on achieving economic, environmental, and social objectives.

Economic Initiatives

Sankyo has been working to achieve its Medium-Term Management Plan targets of consolidated net sales of ¥600 billion and consolidated operating income of ¥65 billion in fiscal 2005. However, new targets of net sales of ¥762 billion and operating income of ¥157 billion in fiscal 2007 and net sales of ¥932 billion and operating income of ¥255 billion in fiscal 2009 have been set in light of the integration with Daiichi.

Environmental Initiatives

Sankyo’s environmental initiatives include ongoing efforts to reduce chemical emissions, lower carbon dioxide emissions, increase the recycling rate, and reduce the volume of waste for final disposal. As part of its chemical substance management activities, the Company established emissions targets for dichloromethane, 1, 2-dichloroethane, and chloroform to be achieved by fiscal 2003 and is proud to report that it successfully reduced emissions of these substances to levels substantially below the targets by proactively introducing equipment to curb atmospheric emissions. At the present time, we have also reached our objective of reducing the volume of waste for final disposal in fiscal 2010 to 25% of the volume in fiscal 1992. As for our goals of reducing carbon dioxide emissions in fiscal 2010 to a level below the level recorded in fiscal 1990 and increasing the recycling rate in fiscal 2010 to 30% more than the rate in fiscal 1992, dramatic changes in the Company’s operating environment have rendered the achievement of fixed targets extremely difficult. Therefore, we are rethinking our approach toward meeting these objectives and considering revising our goals for increasing the recycling rate. Furthermore, we have created a new framework to bolster environmental management.

	Item	Targets	Initiatives Taken to Achieve Targets
Economy	Net sales	Net sales of ¥762 billion in fiscal 2007; net sales of ¥932 billion in fiscal 2009	• Strengthen the earnings base in Japan • Pursue global growth centered on the U.S. market, realizing rapid earnings growth
	Operating Income	Operating income of ¥157 billion in fiscal 2007; operating income of ¥255 billion in fiscal 2009	• Business integration with Daiichi
Environment	Chemical substance management (1)	Reduce dichloromethane emissions to less than 22.4 metric tons (60% reduction from fiscal 1995)	• Introduction of volatile organic compound (VOC) absorption recovery equipment • Activities to further reduce atmospheric emissions during production
	Chemical substance management (2)	Reduce 1, 2-dichloroethane emissions to less than 8.0 metric tons (50% reduction from fiscal 1996)	• Measures to reduce atmospheric emissions during R&D • Revision of targets
	Chemical substance management (3)	Reduce chloroform emissions to less than 29.2 metric tons (30% reduction from fiscal 1996)
	Prevention global warming	Reduce carbon dioxide emissions to 61,273 metric tons (a level lower than that in fiscal 1990)	• Promotion of energy conservation through efficient production and the use of environmental management systems • Reexamination of approach being taken to achieve targets
	Resource conservation	Achieve a recycling rate of 71.5% (30% increase from fiscal 1992)	• Promotion of waste recycling, efforts to increase the volume of waste disposed of in-house • Revision of targets
	Waste management	Reduce volume of waste for final disposal to 718 metric tons (75% reduction from fiscal 1992)	• Reduction of waste generation • Reduction of waste for final disposal
	Environmental management	Strengthen environmental management framework

•      Revision of environmental management policy, revised policy given the new name “environmental management promotion policy” (April 2004)

•      Establishment of a business process- and area-based environmental management framework (April 2004)

Society	Investor relations	Enhance investor relations activities

•      Proactive investor relations activities based on the timely and accurate disclosure of information

•      Reinforcement of investor relations activities targeting individual investors (individual shareholders)

	Corporate governance	Bolster corporate governance and ensure transparency

•      Management organization reform: reduction in the number of directors, appointment of a director from the Company’s U.S. subsidiary, appointment of outside directors

•      Introduction of a Corporate Officer System

•      Establishment of an Executive Appointment Nomination Committee and a Remuneration Committee (May 2005)

Social Initiatives

Sankyo has taken steps to reinforce corporate governance, compliance, and risk management. In addition, the Company has strengthened its functions through organizational change and the introduction of a new personnel system and will continue to respond appropriately to employee concerns regarding these measures. Moreover, we are endeavoring to create a better working environment by enhancing our vacation and leave policy, establishing smoking and nonsmoking areas, and encouraging employees to take advantage of periodic medical checkups.

Our CSR initiatives serve as a foundation for building sound relationships with stakeholders and contribute to the sustainable development of society. Sankyo constantly aims to maintain a balance between economic, environmental, and social initiatives.

	Item	Targets	Initiatives Taken to Achieve Targets
Society	Compliance	Develop and reinforce compliance framework

•      Implementation of a revised compliance program under which activities are headed by the compliance officer (the Company president)

•      Establishment of Compliance Program Directors, Compliance Program Managers, and Compliance Program Coordinators

	Risk management	Strengthen risk management framework	• Establishment of a unified risk management framework via the integration of risk management functions (April 2004) • Introduction of a comprehensive risk management system
	New personnel system	Establish a personnel system that takes into account employee performance, provides support for the organization’s strategies, and facilitates achievement of the organization’s goals

•      Introduction of a new personnel system that emphasizes roles and performance (Introduced for managerial-level staff in October 2003 and expanded to include all employees in October 2004)

•      Activities to increase employee understanding of the new personnel system and promote its establishment

	Personnel/ employment	Increase the rate of employment of persons with disabilities and take measures to promote diversity

•      Establishment of an Occupation Development Center within the General Administration & Human Resources Department to promote employment of persons with disabilities (April 2004)

•      Measures to recruit women for managerial positions and increase the number of new hires that are women (In fiscal 2003, 23 new hires were women and in fiscal 2004, 28 new hires were women)

	Routine medical checkups initiatives	Raise the rate of employees receiving routine medical checkups and enhance mental healthcare

•      Efforts aimed at ensuring that nearly all employees receive routine medical checkups (At present, 95% of employees receive routine medical checkups)

•      Enhancement of counseling and telephone hotline based mental health services provided by outside organizations, courtesy of the Company

	Social contribution activities	Enhance social contribution activities

•      Continuation of current social contribution activities (sponsorship of organizations and sports events, cleanup activities in regions in which the Company operates, efforts to promote blood donation, holding public lectures, etc.)

•      Consideration and implementation of new social contribution activities

	Working environment	Create a good working environment

•      Establishment of designated smoking areas as part of efforts to prevent exposure to second-hand smoke

•      Introduction of various programs to support establishment of a balance between work and home (In April 2004, the Company introduced a family care leave system)

MEMBERS OF THE BOARD

From left: Yukio Sugimura, Akio Ozaki, Yasuhiro Ikegami, Akihiko Ozawa, Hideho Kawamura, Katsuyuki Sugita, Takashi Shoda, Kunio Nihira, John C. Alexander

Takashi Shoda

President and Representative Director

Hideho Kawamura

Executive Vice President and Representative Director

Yukio Sugimura

Executive Vice President and Representative Director

Yasuhiro Ikegami

Executive Vice President and Representative Director

John C. Alexander

Member of the Board

Akihiko Ozawa

Member of the Board

Akio Ozaki

Member of the Board

Kunio Nihira

Member of the Board (Outside Director)

Chairman, Japan Traffic Management Technology Association

Katsuyuki Sugita

Member of the Board (Outside Director)

Honorary Advisor, Mizuho Financial Group, Inc.

Corporate Auditors

Kozo Wada

(Full Time)

Masataka Yoshikawa

(Full Time)

Seiichi Ishii

(Outside) Lawyer

Kaoru Shimada

(Outside) Director, Tokyo Senbai Hospital

Corporate Officers

Koichiro Yamaguchi

Senior Executive Officer

General Manager of Quality Assurance Department, Strategic Product Portfolio Department

Koichi Hirai

Senior Executive Officer

General Administration & Human Resources Department

Takeshi Yamashita

Executive Officer

General Manager of Pharmaceutical Division (Domestic)

Kazuhiko Tanzawa

Executive Officer

Director of R&D Strategy Department

Takashi Furusho

Executive Officer

Special tasks for the President

Hitoshi Matsuda

Executive Officer

Director of Environment & Compliance Program Management Department, Legal Department

Akira Morita

Corporate Officer

Director of Licensing Department

Hikaru Nagata

Corporate Officer

General Manager of International Business Division

Hiroyoshi Horikoshi

Corporate Officer

President of Sankyo Pharma Research Institute Division, Sankyo Pharma Inc.

Takashi Yoshino

Corporate Officer

Director of General Administration & Human Resources Department

Masaru Ikeda

Corporate Officer

General Manager of Supply Chain Management Headquarters

Hideyuki Haruyama

Corporate Officer

General Manager of the Research Institute, Information Technology Effectiveness Department

Yoshikazu Takano

Corporate Officer

Director of Office of the President

Hitoshi Suzuki

Corporate Officer

Director of Finance & Accounting Department

Yoshihiko Suzuki

Corporate Officer

Director of Sales Administration Department

Syuji Handa

Corporate Officer

Director of Marketing Department, After Deal Management Department

Satoru Sugano

Corporate Officer

Director of Channel Management Department

Tsutomu Onimaru

Corporate Officer

Director of Branch Management Department

Masahiro Okabe

Corporate Officer

Director of Supply Chain Management Division

Takeshi Ogita

Corporate Officer

General Manager of New Drug Development Division, Director of R&D Project Management Department

Joseph P. Pieroni

Corporate Officer

President of Sankyo Pharma Inc.

Reinhard Bauer

Corporate Officer

Managing Director of Sankyo Pharma GmbH

Richard Van Duyne

Corporate Officer

Global Head of Business Development, Executive Vice President of Sankyo Pharma Inc.

TOPICS

May 2004 Sankyo launches antihypertensive agent Olmetec® in Japan	February 2005 Sankyo and Daiichi announce plans for business integration	March 2005 Sankyo presents data from trials of novel antiplatelet agent CS-747

On March 23, 2004

Fiscal 2004 year-end dividend payments revised upward

Sankyo announced that it will increase its year-end dividend payment for the fiscal year ended March 31, 2004, from ¥12.5 per share, to ¥17.5 per share, reflecting a ¥5 increase from the previous fiscal year, for a total annual dividend of ¥30 per share. This decision was made in light of the Company’s future financial outlook, medium-to-long-term capital needs, and other relevant factors.

On May 11, 2004

Antihypertensive agent Olmetec® launched in Japan

Sankyo introduced the antihypertensive agent olmesartan medoxomil under the trade name Olmetec® in Japan, having received manufacturing approval and National Health Insurance price listing for the product on January 29, 2004, and April 23, 2004, respectively.

On May 14, 2004

Establishment of an Executive Appointment Nomination Committee and a Remuneration Committee

Sankyo’s Board of Directors decided to establish an Executive Appointment Nomination Committee and a Remuneration Committee although neither is statutorily required, to enhance the transparency of management and bolster corporate governance.

On July 26, 2004

Sankyo and Hitachi enter into outsourcing agreement

Sankyo and Hitachi, Ltd., entered into a basic agreement under which Sankyo will outsource its information system operations to Hitachi and establish a joint company with the Hitachi Group for the provision of information system services.

On August 29, 2004

Data on new antiplatelet agent presented to the European Society of Cardiology

Sankyo presented results of Phase 2 trials on CS-747, an antiplatelet agent being developed with Eli Lilly and Company, showing the agent to have a safety profile similar to that of the standard treatment clopidogrel at an European Society of Cardiology meeting in Munich, Germany.

On January 6, 2005

Phase 2b study of new oral antidiabetic agent begins

Sankyo commenced a Phase 2b study on CS-917, a new oral antidiabetic agent being developed with Metabasis Therapeutics, Inc., for use in the treatment of type 2 diabetes.

On February 1, 2005

Basic agreement reached for the transfer of Sankyo Foods

Sankyo and Oriental Yeast Co., Ltd., entered into a basic agreement regarding the transfer of the business of Sankyo Foods Co., Ltd., a wholly owned subsidiary of Sankyo.

On February 1, 2005

Basic agreement reached for the transfer of Nippon Daiya Valve stock

Sankyo and Seika Corporation entered into a basic agreement regarding the transfer of the stock of Nippon Daiya Valve Co., Ltd., a wholly owned subsidiary of Sankyo.

On February 25, 2005

Sankyo and Daiichi enter into basic agreement to integrate businesses

Sankyo and Daiichi Pharmaceutical Co., Ltd., concluded a basic agreement to integrate their businesses via the establishment of a joint-holding company in October 2005, subject to approval at both companies’ general shareholders meetings.

May 2005

Sankyo and Daiichi sign definitive agreement on business integration

On March 9, 2005

Data from trials of CS-747 presented at the American College of Cardiology

Sankyo presented data from three early phase trials of CS-747 (prasugrel), a platelet inhibitor being developed with Eli Lilly and Company, comparing the agent to a placebo and clopidogrel, the current standard of care for such acute coronary syndromes as acute myocardial infarction and unstable angina, at an American College of Cardiology meeting in Orlando, Florida. In these trials, CS-747 demonstrated significantly greater inhibition of platelet aggregation than clopidogrel or the placebo.

On March 17, 2005

Certain clinical trials on an antidiabetic agent discontinued

Sankyo discontinued certain clinical trials on CS-917, a new oral antidiabetic agent being developed with Metabasis, due to the occurrence of an adverse event.

On May 13, 2005

Sankyo and Daiichi Pharmaceutical sign definitive agreement on business integration

The Boards of Directors of Sankyo and Daiichi signed a definitive agreement on the integration of the two companies through the establishment of a joint holding company to be named DAIICHI SANKYO COMPANY, LIMITED.

On June 29, 2005

General Shareholders Meeting

All the agendas, including the business integration with Daiichi, were resolved at the 151st Ordinary General Shareholders Meeting.

HISTORY

1899	Establishment of Sankyo Shoten, the predecessor of Sankyo Co., Ltd. Launch of Taka-Diastase®, a digestive enzyme discovered by Dr. Jokichi Takamine

1910	Discovery of the world’s first vitamin (orizanin) in rice bran by Dr. Umetaro Suzuki, a scientific adviser to Sankyo. Establishment of the basis of vitamin theory

1913	Establishment of Sankyo Co., Ltd., with Dr. Jokichi Takamine as the first president

1951	Successfully begin local manufacturing of Chloromycetin®, an antibiotic preparation, a first in Japan

1977	Launch of Krestin®, a biological response modifier for treating cancer

1985	Establishment of Sankyo U.S.A. Co. (currently Sankyo Pharma Inc.) and Sankyo Europe GmbH in Düsseldorf for new drug development

1989	Launch of the innovative anti-hyperlipidemic drug, Mevalotin® (pravastatin, an HMG-CoA reductase inhibitor)

1990	The Company enters into a partnership with Luitpold-Werk GmbH & Co. KG in Germany

1991	Sankyo acquires shares of Luitpold-Werk, making it a fully owned subsidiary (name changed to “Sankyo Pharma GmbH” in 1997)

1994	Completion of new Headquarters at Nihonbashi Honcho, in Tokyo

1996	Establishment of Sankyo Pharma Inc. Sankyo Pharma Inc. sets up joint venture, Sankyo Parke Davis, with Warner-Lambert Company (headquartered in New Jersey)

1998	Establishment of Sankyo Pharma Research Institute in San Diego

1999	100th anniversary of Sankyo’s establishment

2001	Sankyo Pharma Inc. buys out Warner-Lambert’s share of Sankyo Parke Davis and integrates this fully functioning commercial operation with Sankyo Pharma Development Division and Sankyo Pharma Research Institute

2002	Change of company logo Antihypertensive agent olmesartan (U.S. brand name: Benicar®, EU brand name: Olmetec®) is launched Sankyo Europe GmbH is merged into Sankyo Pharma GmbH

2004	Antihypertensive agent Olmetec® is launched in Japan.

FIVE- YEAR SUMMARY

Sankyo Co., Ltd. and Consolidated Subsidiaries

Years ended March 31, 2005, 2004, 2003, 2002 and 2001

	Millions of yen					Thousands of U.S. dollars**
	2005	2004	2003	2002	2001	2005
Net sales	¥587,830	¥596,345	¥569,927	¥548,893	¥545,072	$5,493,738
Cost of sales	213,874	221,653	228,754	221,442	222,989	1,998,822
Selling, general and administrative expenses	289,015	279,137	261,335	246,801	234,293	2,701,075
Operating income	84,925	95,555	79,838	80,649	87,789	793,692
Income before income taxes and minority interests	77,678	82,592	72,354	80,724	83,213	725,963
Net income	48,282	43,411	33,845	38,795	42,478	451,234
Depreciation	28,811	27,847	25,814	28,280	28,280	269,262
Capital expenditures	33,794	47,355	31,941	27,984	31,642	315,832
Research and development costs	86,551	86,720	86,662	81,610	78,759	808,888
Total shareholders’ equity	716,587	682,594	658,707	652,220	668,318	6,697,075
Total assets	976,230	927,244	915,792	916,305	964,902	9,123,645
Per share of common stock (yen and U.S. dollars**):
Net income (basic)***	¥111.78	¥98.57	¥75.85	¥85.76	¥93.27	$1.04
Net income (diluted)***	—	—	—	—	—	—
Cash dividends	40.00	30.00	25.00	25.00	24.50	0.37
Shareholders’ equity***	1,667.76	1,588.35	1,498.52	1,467.33	1,448.21	15.59

*	The above amounts were calculated under generally accepted accounting principles and practices in Japan.

**	The U.S. dollar amounts represent translations of Japanese yen, solely for convenience, at the rate of ¥107=US$1.00, the approximate exchange rate prevailing on March 31, 2005.

***	In computing net income and shareholders’ equity per common share, the average number of shares outstanding during each year has been used and has been retroactively adjusted for free share distributions.

FINANCIAL REVIEW

(1) Overview of Fiscal 2004

(The year ended March 31, 2005)

During the fiscal year under review, the pharmaceutical industry was marked by intense change. Market conditions in Japan are becoming increasingly fierce as the government pushes forward with measures designed to curb medical expenses, including the promotion of generic drug use and the April 2004 National Health Insurance (NHI) drug price revisions. Overseas, pharmaceutical markets in Europe and the United States continue to expand; however, operating conditions are becoming ever more unpredictable as government plans to contain medical costs gradually take shape. Furthermore, globalization and borderless markets are contributing to an unprecedented pace of change in the business environment.

Against this backdrop, net sales for the fiscal year under review was down a slight 1.4% from the previous fiscal year, to ¥587.8 billion, operating income slid 11.1%, to ¥84.9 billion, and recurring income declined 12.2%, to ¥82.5 billion. Net income rose 11.2%, to ¥48.2 billion.

Sales of the antihypertensive agent olmesartan, which is offered in the United States as Benicar® and in Europe and Japan as Olmetec®, soared on the back of the drug’s strong performance in Europe and the United States and its May 2004 launch in Japan. Nevertheless, lower sales of the flagship antihyperlipidemic agent Mevalotin® and the withdrawal from medical products operations resulted in a decline in net sales. Operating income and ordinary income declined mainly as a result of lower sales and higher selling, general, and administrative expenses stemming from increased investment aimed at enhancing MR forces to maximize sales of olmesartan. Net income, however, rose due to a major increase in extraordinary profits primarily attributable to proceeds from the sale of land on the site of the Company’s former Tanashi Plant and an improvement in the corporate tax rate due to reduced losses at overseas subsidiaries, which more than countered the posting of an impairment loss resulting from the early application of asset impairment accounting as an extraordinary loss.

PERFORMANCE BY BUSINESS SEGMENT

1) Pharmaceuticals

Sales in the pharmaceuticals segment totaled ¥455.6 billion, a 2.6% decline from the previous fiscal year, and operating income came to ¥77.4 billion, down 13.0%. Despite a strong showing from the antihypertensive agent olmesartan, encouraged by the drug’s May 2004 introduction under the trade name Olmetec®, sales of pharmaceuticals lost ground due to the withdrawal from the medical products business and a substantial decline in sales of the mainstay product Mevalotin®, an antihyperlipidemic agent, owing to the expiration of the patent for this agent in Europe, national health insurance (NHI) drug price revisions, and intensifying competition in Japan and overseas.

Overseas, sales of the antihypertensive agent Benicar® and the diuretic/olmesartan combination Benicar® HCT grew in the United States, thanks to the co-promotion efforts of Sankyo Pharma Inc. (SPI) and Forest Laboratories, Inc. In addition, Luitpold Pharmaceuticals, Inc., saw a steady climb in sales of the antianemia agent Venofer®. In Europe, the Sankyo Pharma GmbH (SPG) Group recorded expanded sales of the antihypertensive agent Olmetec®, which the SPG Group has been successively launching throughout Europe, and steady sales of Lopresor® and Lomir®, antihypertensive drugs licensed-in from Novartis Pharma Co., Ltd., throughout the fiscal year in France, Italy, Belgium, Switzerland, and Portugal.

Sales of healthcare products were up, thanks in part to the strong showing of Lamisil® AT, a switched OTC product for the treatment of athlete’s foot and ringworm licensed-in from Novartis Pharma Co., Ltd., in February 2004, in a lackluster market.

Operating income declined, mainly due to lower sales of Mevalotin® and a rise in selling, general and administrative expenses stemming from increased investments aimed at bolstering the sales of SPI and the SPG Group.

*	Overseas sales are those sales of the consolidated Group companies that take place in countries or regions other than Japan.

Note: Graph data is presented on a fiscal-year basis in this report.

2) Other

Sales in this segment climbed 1.6% from the previous fiscal year, to ¥134.8 billion, and operating income jumped 19.6%, to ¥6.5 billion.

Although improved corporate earnings spurred growth in capital investment and consumer spending edged up, market conditions remained tough amid an uncertain economic outlook, skyrocketing oil prices, and increasingly fierce corporate competition. In this setting, Wakodo Co., Ltd., saw an expansion in sales of dried milk for infants and Nippon Nyukazai Co., Ltd., saw a rise in sales of glycol products. In addition, Sankyo Agro Co., Ltd., and Sankyo Lifetech Co., Ltd., which were established on April 1, 2003, following the spin-off of the Crop Protection Company and the Special Merchandise Company, recorded steady growth in sales.

Operating income rose as a result of ongoing efforts to improve operational efficiency through cost control and other measures. In addition, the Company transferred the stock of Sankyo Trading Co., Ltd., and entered into agreements to transfer the stock of Nippon Daiya Valve Co., Ltd., and the business of Sankyo Foods Co., Ltd., as part of initiatives to increase its focus on the pharmaceutical business.

PERFORMANCE BY GEOGRAPHIC SEGMENT

1) Japan

Sales totaled ¥473.8 billion, down 6.7% from the previous fiscal year, and operating income was ¥73.3 billion, falling 27.1%. A steady climb in sales of Olmetec® following the drug’s May 2004 launch in Japan was countered by the withdrawal from medical products operations and a marked decline in sales of Mevalotin®, resulting in an overall decrease in sales in Japan.

Lower sales and a rise in selling, general, and administrative expenses brought about by such factors as costs related to business reforms, the realignment of Group functions, and the upcoming business integration with Daiichi led to a substantial decline in operating income.

2) North America

Sales rose 25.2% from the previous fiscal year, to ¥80.3 billion, and operating income soared 345.4%, to ¥13.1 billion.

Intensified competition caused sales of the antihyperlipidemic agent WelChol® at Sankyo Pharma Inc. to slip; however, those of Benicar® and Benicar® HCT were up. In addition, Luitpold Pharmaceuticals Inc., continued to see growth in sales of Venofer®.

Operating income rose dramatically, primarily owing to markedly higher net sales that countered an increase in sales promotion costs and other selling, general, and administrative costs associated with sales expansion initiatives.

3) Europe and Others

Sales rose 41.9%, to ¥52.6 billion, and the operating loss shrank from ¥6.2 billion in the previous fiscal year, to ¥1.3 billion.

In Europe, the Sankyo Pharma GmbH (SPG) Group saw growth in sales of Olmetec®, Lopresor®, and Lomir®.

Although increased investment directed at bolstering sales forces and other factors led to higher selling, general, and administrative expenses, the operating loss was reduced, thanks to expanded sales.

CASH FLOWS

Cash and cash equivalents at the end of fiscal 2004 rose ¥67.7 billion from the previous fiscal year, to ¥262.5 billion. Contributing factors are summarized as follows:

1) Cash Flows from Operating Activities

Net cash provided by operating activities increased ¥25.4 billion from the corresponding amount for the previous fiscal year, to ¥96.7 billion. This is mainly a result of a ¥12.8 billion reduction in corporate tax payments, which offset a ¥4.9 billion decline in income before income taxes and minority interests that includes an impairment loss of ¥15.8 billion that does not affect cash flows.

2) Cash Flows from Investing Activities

Net cash used in investing activities declined ¥32.9 billion from the corresponding amount for the previous fiscal year, to ¥16.2 billion, largely as a result of a ¥19.9 billion reduction in expenditure of purchases of intangible fixed assets and a ¥10.2 billion increase in income from the sale of property, plant and equipment.

3) Cash Flows from Financing Activities

Cash used in financing activities declined ¥18.9 billion from the prior year, to ¥12.7 billion, primarily reflecting a ¥19.9 billion decrease in purchases of treasury stock.

DIVIDEND POLICY

In the fiscal year under review, the Company paid an interim dividend of ¥15.00 per share. The Company also paid a year-end dividend of ¥25.00 per share, reflecting a ¥10.00 increase from initial projections in light of such factors as an increase in free cash flow due to the sale of land on the site of the Company’s former Tanashi Plant, resulting in a total dividend for the year of ¥40.00 per share.

This increased the dividend payout ratio to 45.9%, and the dividend to shareholders’ equity ratio to 2.4% on a non-consolidated basis.

In addition, we have decided to use dividend on equity (DOE) as an indicator and show a numerical target in the new company. We target DOE of 5% for fiscal 2009. This is a multiple of ROE and the payout ratio. So ROE times payout ratio, DOE of 5%. For fiscal 2005, which is the year of integration, we are committed to growing DPS (dividend per share) in fiscal 2005 above the previous year. And we are committed to continually increasing dividends per share.

CONSOLIDATED BALANCE SHEETS

Sankyo Co., Ltd. and Consolidated Subsidiaries

March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2005	2004	2005
ASSETS
Current assets:
Cash and cash equivalents (Notes 4 and 7):
Cash	¥173,475	¥151,208	$1,621,262
Time deposits	2,484	5,451	23,215

	175,960	156,660	1,644,486

Marketable securities (Note 5)	146,632	93,614	1,370,393
Trade notes and accounts receivable	162,442	170,468	1,518,150
Allowance for doubtful receivables	(483)	(2,460)	(4,514)

Trade receivables, net	161,958	168,008	1,513,626

Inventories (Note 6)	89,979	89,945	840,925
Deferred tax assets (Note 9)	21,832	18,100	204,037
Other current assets	9,704	9,487	90,692

Total current assets	606,067	535,816	5,664,178

Property, plant and equipment (Note 7):
Land	30,655	29,933	286,495
Buildings and structures	226,035	215,553	2,112,477
Machinery and equipment	251,915	252,748	2,354,346
Construction in progress	10,005	8,687	93,505

	518,612	506,923	4,846,841
Less accumulated depreciation	(322,172)	(312,395)	(3,010,953)

Property, plant and equipment, net	196,439	194,527	1,835,879

Investments and other assets:
Investment securities (Notes 5 and 7)	114,480	117,891	1,069,907
Deferred tax assets (Note 9)	14,967	13,783	139,879
Other assets	44,276	65,225	413,794

Total investments and other assets	173,723	196,900	1,623,579

	¥976,230	¥927,244	$9,123,645

See accompanying notes to consolidated financial statements.

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2005	2004	2005
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans (Note 7)	¥15,568	¥13,673	$145,495
Current portion of long-term debt (Note 7)	1,131	1,905	10,570
Trade notes and accounts payable	54,435	50,907	508,738
Accrued expenses	37,193	31,572	347,598
Income taxes payable (Note 9)	16,904	11,564	157,981
Deferred tax liabilities (Note 9)	689	544	6,439
Other current liabilities	47,790	44,590	446,636

Total current liabilities	173,712	154,758	1,623,477

Long-term liabilities:
Long-term debt (Note 7)	3,373	4,671	31,523
Retirement and severance benefits (Note 8)	68,674	71,972	641,813
Deferred tax liabilities (Note 9)	441	70	4,121
Other long-term liabilities	4,006	4,333	37,439

Total long-term liabilities	76,495	81,048	714,907

Total liabilities	250,208	235,806	2,338,393

Minority interests	9,434	8,843	88,168

Commitments and contingencies (Note 17)
Shareholders’ equity:
Common stock
Authorized: 1,178,099,000 shares
Issued: 439,498,765 shares in 2005 and 439,498,765 shares in 2004 (Note 13)	68,793	68,793	642,925
Additional paid-in capital (Note 14)	66,862	66,862	624,879
Retained earnings (Note 14)	580,514	546,422	5,425,364
Valuation difference on other securities (Note 2 (d))	27,857	27,920	260,346
Foreign currency translation adjustments	(7,026)	(7,068)	(65,664)

	737,000	702,930	6,887,850
Less treasury stock: 9,990,256 shares in 2005 and 9,956,114 shares in 2004, at cost (Note 13)	(20,412)	(20,336)	(190,766)

Total shareholders’ equity	716,587	682,594	6,697,075

	¥976,230	¥927,244	$9,123,645

CONSOLIDATED STATEMENTS OF INCOME

Sankyo Co., Ltd. and Consolidated Subsidiaries

Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2005	2004	2003	2005
Net sales	¥587,830	¥596,345	¥569,927	$5,493,738
Cost of sales	213,889	221,653	228,754	1,998,963

Gross profit	373,940	374,692	341,173	3,494,766
Selling, general and administrative expenses (Notes 10 and 11)	289,015	279,137	261,335	2,701,075

Operating income	84,925	95,555	79,838	793,692

Other income (expenses):
Interest and dividend income	3,304	2,430	2,343	30,879
Interest expense	(358)	(336)	(438)	(3,346)
Loss on impairment of fixed assets (Note 12)	(15,865)	—	—	(148,271)
Loss on valuation of investments in affiliates	(1,483)	—	(2,091)	(13,860)
Additional retirement payments	(662)	(3,181)	(2,087)	(6,187)
Loss on valuation of investment securities	(4)	—	(3,181)	(37)
Gain (loss) on sale (disposal) of property, plant and equipment	9,846	2,153	(678)	92,019
Loss on termination of GlucoWatch® distribution agreement (Note 12)	—	(9,650)	—	—
Loss on restructuring of plants	—	(1,024)	(612)	—
Other, net	(2,024)	(3,353)	(736)	(18,916)

	(7,247)	(12,962)	(7,483)	(67,729)

Income before income taxes and minority interests	77,678	82,592	72,354	725,963
Income taxes (Note 9)	28,674	38,664	38,159	267,981

Income before minority interests	49,004	43,927	34,194	457,981
Minority interests	722	515	349	6,748

Net income	¥48,282	¥43,411	¥33,845	$451,234

	Yen			U.S. dollars (Note 3)
Amounts per share:
Net income per share (Note 2 (o))	¥111.78	¥98.57	¥75.85	$1.04
Cash dividends applicable to year (Note 2 (o))	40.00	30.00	25.00	0.37

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Sankyo Co., Ltd. and Consolidated Subsidiaries

Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2005	2004	2003	2005
Common stock:
Balance at beginning of year	¥68,793	¥68,793	¥68,793	$642,925

Balance at end of year	68,793	68,793	68,793	642,925

Additional paid-in capital:
Balance at beginning of year	66,862	66,862	66,862	624,879

Balance at end of year	66,862	66,862	66,862	624,879

Retained earnings (Notes 13 and 14):
Balance at beginning of year	546,422	532,429	511,006	5,106,748
Increase arising from merger with non-consolidated subsidiaries	117	—	387	1,093
Increase (decrease) arising from initial consolidation of subsidiaries	—	80	(1,388)	—
Net income	48,282	43,411	33,845	451,234
Cash dividends	(13,959)	(10,983)	(11,048)	(130,458)
Bonuses to directors and statutory auditors	(348)	(368)	(372)	(3,252)
Retirement of treasury stock	—	(18,147)	—	—

Balance at end of year	580,514	546,422	532,429	5,425,364

Valuation difference on other securities:
Balance at beginning of year	27,920	13,344	17,087	260,935
Increase (decrease) during year	(63)	14,575	(3,742)	(589)

Balance at end of year	27,857	27,920	13,344	260,346

Foreign currency translation adjustments:
Balance at beginning of year	(7,068)	(4,259)	(1,348)	(66,056)
Net change during year	41	(2,809)	(2,910)	383

Balance at end of year	(7,026)	(7,068)	(4,259)	(65,664)

Treasury stock:
Balance at beginning of year	(20,336)	(18,463)	(10,181)	(190,056)
Increase during year	(76)	(1,872)	(8,282)	(710)

Balance at end of year	(20,412)	(20,336)	(18,463)	(190,766)

Total shareholders’ equity at end of year	¥716,587	¥682,594	¥658,707	$6,697,075

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Sankyo Co., Ltd. and Consolidated Subsidiaries

Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2005	2004	2003	2005
Cash flows from operating activities:
Income before income taxes and minority interests	¥77,678	¥82,592	¥72,354	$725,963
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:
Depreciation	28,811	27,847	25,814	269,262
Loss on impairment of fixed assets	15,865	—	—	148,271
Profit on sale of investments in securities	(1,064)	(322)	(754)	(9,944)
Loss on valuation of investments in securities	1,736	4	5,273	16,224
Amortization of consolidation goodwill	378	302	42	3,533
(Decrease) increase in allowance for doubtful accounts	(2,021)	(348)	489	(18,888)
(Decrease) increase in retirement and severance benefits	(3,498)	(9,802)	606	(32,692)
Increase (decrease) in accrued bonuses	224	1	(721)	2,093
Interest and dividend income	(3,304)	(2,430)	(2,343)	(30,879)
Interest expense	358	336	438	3,346
(Gain) loss on sale and disposal of property, plant and equipment	(10,731)	(2,536)	330	(100,290)
Decrease in trade receivables	8,147	6,355	16,867	76,140
Decrease (increase) in inventories	122	(3,885)	6,408	1,140
Increase (decrease) in trade payables	3,473	(6,528)	(8,494)	32,458
Other	6,329	19,113	(2,992)	59,150

Subtotal	122,504	110,698	113,318	1,144,897

Interest and dividends received	3,407	2,590	2,684	31,841
Interest paid	(358)	(335)	(439)	(3,346)
Income taxes paid	(28,851)	(41,746)	(46,396)	(269,636)

Net cash provided by operating activities	96,703	71,207	69,167	903,766

Cash flows from investing activities:
Purchases of time deposits	(7,889)	(9,604)	(10,900)	(73,729)
Refunds of time deposits upon maturity	10,842	9,763	11,832	101,327
Purchases of marketable securities	(62,969)	(40,572)	(23,064)	(588,495)
Proceeds from sale and maturities of marketable securities	77,786	58,103	65,159	726,972
Purchases of property, plant and equipment	(27,282)	(26,457)	(16,530)	(254,972)
Proceeds from sale of property, plant and equipment	14,696	4,493	1,286	137,346
Purchases of intangible fixed assets	(2,439)	(22,399)	(10,392)	(22,794)
Purchases of investment securities	(21,704)	(22,779)	(23,716)	(202,841)
Proceeds from sale and maturities of investment securities	1,561	1,100	8,917	14,589
Proceeds from sale of stock of a consolidated subsidiary	527	—	—	4,925
Purchases of shares of subsidiaries	—	—	(1,633)	—
Payment on loans receivable	(904)	(566)	(740)	(8,449)
Proceeds from collection of loans	1,342	1,067	838	12,542
Other	169	(1,316)	(75)	1,579

Net cash (used in) provided by investing activities	(16,265)	(49,168)	980	(152,009)

Cash flows from financing activities:
Net increase (decrease) in short-term bank loans	2,365	2,203	(1,477)	22,103
Proceeds from long-term debt	470	29	1,190	4,393
Repayment of long-term debt	(1,282)	(2,757)	(3,063)	(11,981)
Purchases of treasury stock	(76)	(20,020)	(8,282)	(710)
Dividends paid to shareholders	(13,960)	(10,987)	(11,051)	(130,467)
Dividends paid to minority interests	(109)	(126)	(112)	(1,019)
Other	(123)	—	(17)	(1,150)

Net cash used in financing activities	(12,716)	(31,657)	(22,815)	(118,841)

Effect of exchange rate changes on cash and cash equivalents	(123)	(890)	(1,165)	(1,150)

Net increase (decrease) in cash and cash equivalents	67,596	(10,509)	46,167	631,738
Cash and cash equivalents at beginning of year	194,789	205,050	157,389	1,820,458
Increase arising from inclusion in consolidation	—	249	1,493	—
Increase due to merger with a non-consolidated subsidiary	144	—	—	1,346

Cash and cash equivalents at end of year (Note 4)	¥262,530	¥194,789	¥205,050	$2,453,551

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sankyo Co., Ltd. and Consolidated Subsidiaries

1	Basis of Presentation

Sankyo Co., Ltd. (the “Company”) and its domestic subsidiaries maintain their books of account and prepare their financial statements in conformity with the financial accounting standards of Japan and its overseas subsidiaries in conformity with those of their countries of domicile.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Statements, and have been compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the financial statements issued in Japan in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

As permitted, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sum of the individual amounts.

Certain prior-year amounts have been reclassified to conform to the 2005 presentation. These changes had no impact on previously reported results of operations or shareholders’ equity.

2	Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries. Consolidation of the remaining subsidiaries would have had no material effect on the accompanying consolidated financial statements. Sankyo Agro Co., Ltd. and Sankyo Lifetech Co., Ltd., which were carved out from the Company and newly established in April 2003, have been included in the scope of consolidation effective the year ended March 31, 2004. Sankyo Trading Co., Ltd., which had been a consolidated subsidiary of the Company until the year ended March 31, 2004, has been excluded from the scope of consolidation effective the current period due to sale of the Company’s entire shares in this company.

Investments in unconsolidated subsidiaries and affiliates are stated at cost. If the equity method had been applied to the investments in these companies, this would have had no material effect on the accompanying consolidated financial statements.

All significant intercompany accounts and transactions have been eliminated in consolidation.

The excess of cost over the underlying net assets at the dates of the investments in the subsidiaries is being amortized over a five-year period.

(b) Foreign Currency Translation

Receivables and payables denominated in foreign currencies are translated into yen at the rates of exchange in effect at the balance sheet date, with translation differences treated as gains or losses. The assets and liabilities of the overseas consolidated subsidiaries are translated into yen at the rates of exchange in effect at their balance sheet dates. Income and expenses are translated into yen at the average exchange rates in effect for the year, with translation differences recorded as translation adjustments in the minority interests and shareholders’ equity accounts in the consolidated balance sheets.

(c) Cash and Cash Equivalents

In reporting cash flows, the Company considers cash, time deposits which may be withdrawn on demand and short-term investments without diminution of principal and with maturities of three months or less to be cash and cash equivalents.

(d) Marketable and Investment Securities

In accordance with the Accounting Standard for Financial Instruments, securities held by the Company and subsidiaries are classified as held-to-maturity securities and other securities. Held-to-maturity securities are amortized or accumulated to face value. Other securities with a determinable market value are carried principally at market value. The difference, net of taxes, between the acquisition cost and the carrying value of other securities, including any unrealized gain or loss, is recognized in “Valuation difference on other securities” in shareholders’ equity. Other securities without a determinable market value are principally carried at cost. The cost of other securities sold is computed principally by the moving average method.

(e) Inventories

Inventories are principally stated at cost determined by the average method at the Company and its domestic consolidated subsidiaries. At the overseas consolidated subsidiaries, inventories are principally stated at the lower of cost or market by the average method.

(f) Property, Plant and Equipment

Depreciation of property, plant and equipment (except for certain buildings) is computed by the declining-balance method based on the estimated useful lives of the respective assets at the Company and its domestic consolidated subsidiaries.

Depreciation of buildings (other than structures attached to the buildings) acquired on and after April 1, 1998 by the Company and its domestic subsidiaries is computed by the straight-line method.

At the overseas consolidated subsidiaries, depreciation of property, plant and equipment is computed principally by the straight-line method.

The range of useful lives is from 2 to 60 years for buildings and structures, and from 2 to 17 years for machinery and equipment.

(g) Intangible Fixed Assets

The amortization of intangible fixed assets is computed by the straight-line method. The cost of development of software for in-house use is amortized over the estimated useful life of the software (in general, a five-year period) by the straight-line method. Intangible fixed assets at March 31, 2005 and 2004 have been included in other assets in amounts of ¥25 million ($ 233 thousand) and ¥43 million, respectively.

(h) Impairment of Fixed Assets

Effective April 1, 2004, the Sankyo Group adopted a new accounting standard for the impairment of fixed assets (“Opinion Concerning the Establishment of an Accounting Standard for Impairment of Fixed Assets” issued by the Business Accounting Council of Japan on August 9, 2002) and “Implementation Guidelines for the Accounting Standard for Impairment of Fixed Assets” (Financial Accounting Standard Implementation Guidelines No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003), since this standard and these guidelines became applicable to the consolidated financial statements for the fiscal year ended March 31, 2004. The effect of this application was to decrease income before income taxes and minority interests by ¥15,865 million.

In accordance with a modification to the Regulations Concerning Consolidated Financial Statements, accumulated impairment losses are deducted directly from the balances of the related fixed assets. The effect of this treatment on the segment information is described in Note 18, “Segment Information.”

(i) Income Taxes

Deferred tax assets and liabilities have been recognized in the consolidated financial statements with respect to the differences between financial reporting and the tax bases of the assets and liabilities, and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

(j) Research and Development Costs

All research and development costs are charged to income as incurred.

(k) Retirement and Severance Benefits

To prepare for the payment of retirement and severance benefits, the Company and its domestic consolidated subsidiaries record a provision based on the estimated retirement benefit obligation and the pension plan assets. Certain of the Company’s overseas consolidated subsidiaries also record a similar provision in accordance with accounting principles generally accepted in their respective countries.

Contributions to the Welfare Pension Fund Plan are charged to income as incurred.

Board members and statutory auditors of the Company and certain subsidiaries are entitled to lump-sum payments under an unfunded retirement plan. The provision for retirement benefits for these Board members and auditors has been made at estimated amounts.

(l) Derivatives

Derivatives are, in principle, stated at market value. Certain subsidiaries enter into derivative agreements, such as coupon swaps, forward foreign exchange contracts, call options on specific stocks and interest-rate swaps, in order to manage the risk arising from fluctuation in foreign currency exchange rates, stock prices and interest rates. Coupon swaps and forward foreign exchange contracts are utilized to hedge risks arising from changes in foreign currency exchange rates in relation to imports and exports. Interest-rate swaps are utilized to manage interest-rate risk on debts. Call options on specific stocks are utilized to avoid the risk of fluctuation in stock prices relating to stock appreciation rights. The Company and its subsidiaries do not enter into derivative transactions for speculative trading purposes.

Deferral hedge accounting is basically adopted.

Interest-rate swaps which meet the criteria to qualify as hedges and satisfy specific criteria are accounted for by a special method stipulated in the accounting standard, as if the interest rates on the swaps were originally applied to the underlying borrowings.

Forward foreign exchange contracts which meet hedging criteria are accounted for by the allocation method. The allocation method requires that recognized foreign currency receivables or payables be translated at the underlying exchange rates in the corresponding forward foreign exchange contracts.

The subsidiaries which have derivatives positions have also developed hedging policies to control various aspects of these transactions, including establishing authorization levels and limits of transaction volumes. The effectiveness of the interest-rate swaps accounted for by the special method as highly qualified hedges has not been assessed, as permitted under the standard. The effectiveness of the forward foreign exchange contracts as hedges has also not been assessed as the conditions of these transactions are principally the same.

(m) Leases

Financial leases, except for those where the legal title of the underlying property is transferred from the lessor to the lessee at the end of the lease term, are principally accounted for as operating leases.

(n) Appropriation of Retained Earnings

Under the Commercial Code of Japan (the “Code”), the appropriation of retained earnings with respect to a given financial period is made by resolution of the shareholders at a general meeting held subsequent to the close of such financial period. The accounts for that period do not, therefore, reflect such appropriations. (See Note 19.)

(o) Per Share Data

Under the accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan, in computing net income per share of common stock, the weighted-average number of shares outstanding during each year has been used.

Net earnings per share assuming full dilution have been computed on the assumption that all convertible debt was converted at the beginning of the year or, if later, at the time of the issuance of debt instruments.

Cash dividends per share of common stock are computed based on the dividends declared with respect to the net income for the year. (See Notes 14 and 19.)

3	U.S. Dollar Amounts

The accompanying consolidated financial statements are expressed in Japanese yen. However, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended March 31, 2005 have been translated into U.S. dollars at ¥107=US$1.00, the approximate exchange rate in effect on the Tokyo Foreign Exchange Market on March 31, 2005. This translation should not be construed as a representation that the yen amounts could be converted into U.S. dollars at the above or any other rate.

4	Cash and Cash Equivalents

A reconciliation of cash and cash equivalents in the consolidated balance sheets and in the consolidated statements of cash flows at March 31, 2005 and 2004 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Cash and cash equivalents (balance sheets)	¥175,960	¥156,660	$1,644,486
Marketable securities	146,632	93,614	1,370,393
Time deposits with maturities of over three months	(2,484)	(5,451)	(23,215)
Equity securities and debt securities with maturities of over three months	(57,577)	(50,033)	(538,103)

Cash and cash equivalents (statements of cash flows)	¥262,530	¥194,789	$2,453,551

5	Marketable and Investment Securities

Marketable and investment securities at March 31, 2005 consisted of held-to-maturity securities and other securities.

The carrying amount, gross unrealized holding gain (loss) and market value of the marketable held-to-maturity securities at March 31, 2005 are summarized as follows:

	Millions of yen
	Carrying amount	Gross unrealized holding gain	Gross unrealized holding loss	Market value
Government bonds	¥29,090	¥0	¥—	¥29,091
Corporate debt securities	54,225	144	(13)	54,357
Other	—	—	—	—

	¥83,316	¥145	¥(13)	¥83,448

	Thousands of U.S. dollars
	Carrying amount	Gross unrealized holding gain	Gross unrealized holding loss	Market value
Government bonds	$271,869	$0	$—	$271,879
Corporate debt securities	506,776	1,346	(121)	508,009
Other	—	—	—	—

	$778,654	$1,355	$(121)	$779,888

The acquisition cost, gross unrealized holding gain (loss) and the carrying amount (market value) of marketable other securities, excluding marketable equity securities of the unconsolidated subsidiaries and affiliated companies, at March 31, 2005 are summarized as follows:

	Millions of yen
	Acquisition cost	Gross unrealized holding gain	Gross unrealized holding loss	Carrying amount (market value)
Equity securities	¥20,553	¥47,353	¥(0)	¥67,906
Corporate debt securities	—	—	—	—
Other	222	8	(0)	231

	¥20,776	¥47,362	¥(0)	¥68,137

	Thousands of U.S. dollars
	Acquisition cost	Gross unrealized holding gain	Gross unrealized holding loss	Carrying amount (market value)
Equity securities	$192,084	$442,551	$(0)	$634,636
Corporate debt securities	—	—	—	—
Other	2,075	75	(0)	2,159

	$194,168	$442,636	$(0)	$636,794

The proceeds from and gross realized gain and loss on sales of other securities for the year ended March 31, 2005 were ¥1,184 million ($11,065 thousand), ¥983 million ($9,187 thousand) and ¥5 million ($47 thousand), respectively.

The following is a summary of significant securities without a determinable market value at March 31, 2005:

	Carrying amount
	Millions of yen	Thousands of U.S. dollars
Held-to-maturity securities:
Commercial paper	¥29,998	$280,355
Other	10	93
Other securities:
Unlisted stocks	14,416	134,729
Money market funds, etc.	60,848	568,673
Other	2,583	24,140

The redemption schedules for securities with maturity dates classified as other securities and held-to-maturity securities at March 31, 2005 are summarized as follows:

	Millions of yen
Due	Within one year	After one through 5 years	After 5 through 10 years	Over 10 years
Debt securities:
Government bonds	¥29,077	¥13	¥—	¥—
Corporate debt securities	26,707	27,517	—	—
Other	—	10	—	—
Other:
Commercial paper	29,998	—	—	—

	¥85,783	¥27,540	¥—	¥—

	Millions of yen
Due	Within one year	After one through 5 years	After 5 through 10 years	Over 10 years
Debt securities:
Government bonds	$271,748	$121	$—	$—
Corporate debt securities	249,598	257,168	—	—
Other	—	93	—	—
Other:
Commercial paper	280,355	—	—	—

	$801,710	$257,383	$—	$—

The carrying amount, gross unrealized holding gain (loss) and market value of marketable held-to-maturity securities at March 31, 2004 are summarized as follows:

	Millions of yen
	Carrying amount	Gross unrealized holding gain	Gross unrealized holding loss	Market value
Government bonds	¥22,730	¥3	¥—	¥22,734
Corporate debt securities	58,554	135	(35)	58,653
Other	—	—	—	—

	¥81,285	¥139	¥(35)	¥81,388

The acquisition cost, gross unrealized holding gain (loss) and the carrying amount (market value) of marketable other securities, excluding the marketable equity securities of the unconsolidated subsidiaries and affiliated companies at March 31, 2004 are summarized as follows:

	Millions of yen
	Acquisition cost	Gross unrealized holding gain	Gross unrealized holding loss	Carrying amount (market value)
Equity securities	¥20,357	¥47,699	¥(230)	¥67,826
Corporate debt securities	—	—	—	—
Other	196	23	(0)	220

	¥20,554	¥47,723	¥(230)	¥68,047

The proceeds from and gross realized gain and loss on sales of other securities for the year ended March 31, 2004 were ¥712 million, ¥111 million and ¥77 million, respectively.

The following is a summary of significant securities without a determinable market value at March 31, 2004:

Carrying amount
Millions of yen
Held-to-maturity securities:
Commercial paper	¥9,999
Other	10
Other securities:
Unlisted stocks (excluding stocks traded on the OTC market)	13,317
Money market funds, etc.	35,062
Other	5

The redemption schedules for securities with maturity dates classified as other securities and held-to-maturity securities at March 31, 2004 are summarized as follows:

	Millions of yen
Due	Within one year	After one through 5 years	After 5 through 10 years	Over 10 years
Debt securities:
Government bonds	¥21,708	¥1,022	¥—	¥—
Corporate debt securities	26,844	31,715	—	—
Other	—	10	—	—
Other:
Beneficiary securities of loan trusts	9,999	—	—	—

	¥58,552	¥32,748	¥—	¥—

Investments in unconsolidated subsidiaries and affiliates at March 31, 2005 and 2004 have been included in investment securities in amounts of ¥1,801 million ($16,832 thousand) and ¥3,778 million, respectively, and in other assets in amounts of ¥6,598 million ($61,664 thousand) and ¥6,390 million, respectively.

6	Inventories

Inventories at March 31, 2005 and 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Finished goods	¥41,233	¥41,227	$385,355
Work in process	30,807	28,937	287,916
Raw materials	17,938	19,780	167,645

	¥89,979	¥89,945	$840,925

7	Short-Term Bank Loans and Long-Term Debt

Long-term debt at March 31, 2005 and 2004 is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Loans:
Principally from Japanese banks, due in 2019, at an average interest rate of 1.64%	¥4,504	¥6,577	$42,093
Total long-term debt	4,504	6,577	42,093
Less current portion, at an average interest rate of 1.62%	1,131	1,905	10,570

	¥3,373	¥4,671	$31,523

At March 31, 2005, property, plant and equipment carried at approximately ¥4,312 million ($40,299 thousand) and investment securities of ¥415 million ($3,879 thousand) were mortgaged or pledged as collateral to secure short-term and long-term loans.

The aggregate annual maturities of long-term debt outstanding at March 31, 2005 are summarized as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2006	¥1,131	$10,570
2007	779	7,280
2008	624	5,832
2009	460	4,299
2010	400	3,738
Thereafter	1,108	10,355

	¥4,504	$42,093

The Company and its consolidated subsidiaries entered into the overdraft contracts and the lines of credit agreements with the various banks in order to borrow their operating funds efficiently. At March 31, 2005, unused overdraft and arrangements amounted to ¥72,643 million ($678,907 thousand). The lines of credit have commitment fee requirements.

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that, under certain circumstances, security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due or in the event of their default, to offset any cash deposits against such obligations.

8	Retirement and Severance Benefits

The Company and its domestic subsidiaries have contributory or non-contributory funded defined benefit pension plans and non-contributory unfunded retirement and severance plans covering substantially all employees. Certain subsidiaries have also joined the Welfare Pension Fund Plan for their industry association, a jointly established contributory plan. In addition, certain overseas subsidiaries have defined benefit plans or defined contribution plans. Additional retirement benefits which may be paid to employees upon retirement have not been included in the actuarial calculation of the projected benefit obligation.

The funded status of the plans and the amounts recognized in the accompanying consolidated balance sheets at March 31, 2005 and 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Employees’ retirement and severance benefits:
Projected benefit obligation	¥(84,085)	¥(89,999)	$(785,841)
Plan assets at fair value	22,429	19,859	209,617

Projected benefit obligation in excess of plan assets	(61,656)	(70,139)	(576,224)
Unrecognized actuarial loss	73	166	682

Unrecognized prior service cost	(5,260)	(178)	(49,159)

Accrued retirement and severance benefits recognized in the balance sheets	(66,843)	(70,152)	(624,701)

Directors’ and auditors’ retirement and severance benefits:
Accrued retirement and severance benefits	(1,830)	(1,820)	(17,103)

Total accrued retirement and severance benefits	¥(68,674)	¥(71,972)	$(641,813)

The net periodic cost of employees’ retirement and severance benefits for the years ended March 31, 2005, 2004 and 2003 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Service cost for benefits earned, net of employees’ contributions	¥6,596	¥6,055	¥6,477	$61,645
Interest expense related to projected benefit obligation	1,844	1,944	1,936	17,234
Estimated return on plan assets	(392)	(261)	(282)	(3,664)
Amortization of unrecognized actuarial (gain) or loss	(426)	(1,434)	2,501	(3,981)
Amortization of unrecognized prior service cost	(603)	(19)	—	(5,636)
Additional payments of retirement benefits	693	3,740	2,621	6,477

Net periodic cost	¥7,712	¥10,024	¥13,254	$72,075

The actuarial assumptions and the basis for the calculation of retirement and severance benefits for the years ended March 31, 2005, 2004 and 2003 are summarized as follows:

	2005	2004	2003
Method of benefit attribution	“Benefit/year-of-service”	“Benefit/year-of-service”	“Benefit/year-of-service”
Discount rate	2.5%	2.5%	2.5%
Estimated rate of return on plan assets	2.5%	2.5%	2.5%
Period of amortization of unrecognized actuarial gain or loss	1–5 years	1–5 years	1–5 years
Period of amortization of unrecognized prior service cost	5 years	5 years	—

9	Income Taxes

The Company and its domestic subsidiaries are subject to Japanese corporate, inhabitants’ and enterprise taxes based on taxable income which, in the aggregate, resulted in statutory tax rates of approximately 40.6% in 2005 and 41.9% in 2004 and 2003, respectively.

Income tax expenses reflected in the accompanying statements of income for the years ended March 31, 2005, 2004 and 2003 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Current	¥33,224	¥33,110	¥43,714	$310,505
Deferred	(4,550)	5,554	(5,554)	(42,523)

	¥28,674	¥38,664	¥38,159	$267,981

A reconciliation of the statutory tax rates and the effective tax rates as a percentage of income before income taxes and minority interests for the years ended March 31, 2005, 2004 and 2003 is presented as follows:

	2005	2004	2003
Statutory tax rate:	40.6%	41.9%	41.9%
Expenses not deductible for income tax purposes	5.3	5.3	6.6
Valuation allowance	3.3	7.8	2.5
IT investment tax credit	(0.4)	(1.5)	—
Dividend income deductible for income tax purposes	(1.0)	(0.5)	(0.6)
Research and development cost tax credit	(6.1)	(5.8)	—
Effect of overseas subsidiaries’ effective tax rates	(6.6)	(1.5)	1.6
Other	1.8	1.1	0.7

Effective tax rate	36.9%	46.8%	52.7%

The significant components of deferred tax assets and liabilities at March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Deferred tax assets:
Retirement and severance benefits	¥24,001	¥24,313	$224,308
Research and development costs	14,775	13,821	138,084
Net operating loss carryforwards	14,012	13,736	130,953
Loss on impairment of fixed assets	6,445	—	60,234
Accrued employees’ bonuses	4,898	5,277	45,776
Devaluation of inventories	3,350	2,540	31,308
Amortization of software	3,005	2,001	28,084
Depreciation	2,476	2,329	23,140
Unrealized gain on inventories	2,158	1,815	20,168
Devaluation of investment securities	1,932	2,092	18,056
Milestone payments received for co-promotion agreement	1,263	1,699	11,804
Accrued enterprise tax	1,161	1,403	10,850
Other	8,557	5,317	79,972

Total gross deferred tax assets	88,040	76,348	822,804

Less valuation allowance	(24,271)	(21,392)	(226,832)

Deferred tax assets	63,769	54,955	595,972

Deferred tax liabilities:
Valuation difference on other securities	(19,264)	(19,360)	(180,037)
Deferred gain on sale of property for income tax purposes	(5,954)	(2,349)	(55,645)
Reserve for accelerated depreciation	(1,881)	(1,746)	(17,579)
Other	(999)	(230)	(9,336)

Total gross deferred tax liabilities	(28,100)	(23,686)	(262,617)

Net deferred tax assets	¥35,668	¥31,269	$333,346

10	Selling, General and Administrative Expenses

The significant components of selling, general and administrative expenses for the years ended March 31, 2005, 2004 and 2003 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Marketing expenses	¥51,738	¥47,842	¥42,340	$483,533
Salaries and wages	46,401	47,233	45,106	433,654
Provision for accrued bonuses	8,282	7,330	7,516	77,402
Retirement and severance benefits	3,976	3,979	6,086	37,159

In line with Practice Report No. 12, “Practical Treatment Concerning the Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax in Statements of Income” issued by the Accounting Standards Board of Japan on February 13, 2004, enterprise taxes levied in proportion to added value and capital and additional paid-in capital, amounting to ¥971 million ($ 9,074 thousand), have been included in “Selling, general and administrative expenses” effective the year ended March 31, 2005.

The effect of this treatment on segment information is described in Note 18, “Segment Information.”

11	Research and Development Costs

Research and development costs charged to income for the years ended March 31, 2005, 2004 and 2003 were ¥86,551 million ($808,888 thousand), ¥86,720 million and ¥86,662 million, respectively.

12	Other Income (Expenses)

(a) Loss on impairment of fixed assets

The Sankyo Group (the Company and its consolidated subsidiaries) categorizes its assets used for its business operations into groups (e.g., by product group) on which separate financial information is regularly reported for management accounting purposes, whereas the Sankyo Group individually categorizes leased assets and idle assets, which are not used directly in its business operations.

For the year ended March 31, 2005, the Sankyo Group recorded impairment losses of ¥15,865 million ($148,271 thousand) in the aggregate on the following asset groups:

(1) Assets used for its business operations

With respect to distribution rights for imported goods of ¥13,059 million ($122,047 thousand) in the pharmaceutical division, the Company recognized the entire impairment loss on these distribution rights as other expenses because the Company expects to have negative cash flows on these imported goods due to a decrease in profitability resulting from their sluggish sales.

(2) Lease assets and idle assets

Location	Function	Asset Type	Status
Iwaki, Fukushima	Onahama Plant (manufacturing facilities for pharmaceuticals)	Buildings and structures Machinery, equipment and vehicles	Idle

Yasu, Shiga	Former Yasugawa Plant (manufacturing facilities for agrochemicals)	Buildings	Idle

Shizuoka, etc., Shizuoka	Land held for Company dormitories	Land	Idle

Since the asset groups shown in the table above were idle and their future use is uncertain for the foreseeable future, the Sankyo Group reduced their book value to the recoverable amounts and recorded this reduction in other expenses as an impairment loss of ¥2,806 million ($26,224 thousand) in the aggregate.

This impairment loss consisted of a loss on buildings and structures of ¥2,159 million ($20,178 thousand), on machinery and equipment of ¥525 million ($4,907 thousand), on land of ¥112 million ($1,047 thousand), and on other assets of ¥9 million ($84 thousand).

The Sankyo Group measures the recoverable amount of such asset groups by their net realizable value. More specifically, the Sankyo Group calculates the net realizable value of land based on the valuation amount for real estate tax purposes, with certain reasonable adjustments. As to buildings and machinery, and equipment and vehicles, the Sankyo Group recognizes their net realizable value as 5% of their respective acquisition costs.

(b) The components of the loss on the termination of the GlucoWatch® distribution agreement for the year ended March 31, 2004 were as follows:

Millions of yen
2004
Devaluation of inventories	¥2,545
Devaluation of distribution rights	2,577
Devaluation of accounts receivable	1,047
Settlement payment made to an alliance partner	3,479

Total	¥9,650

13	Common Stock

During the years ended March 31, 2004 and 2003, 9,764,400 shares and 5,000,000 shares of the Company’s common stock were repurchased from the market for aggregate amounts of ¥19,985 million and ¥8,013 million, respectively.

For the year ended March 31, 2004, 10,000,000 shares of the Company’s common stock were retired at an aggregate cost of ¥18,147 million. The entire cost of repurchasing these shares to be retired was charged directly to retained earnings.

At March 31, 2005, the Company held 9,990,256 shares of common stock at a cost of ¥20,412 million ($190,766 thousand) which has been reflected in shareholders’ equity as treasury stock in accordance with a revision to the Code.

14	Retained Earnings and Dividends

The Code, amended effective October 1, 2001, provides that an amount equivalent to at least 10% of cash disbursements with respect to each fiscal year be appropriated to the legal reserve until the sum of additional paid-in capital and the legal reserve equals 25% of stated capital. The legal reserve is not available for cash dividends, but may be used to reduce a deficit or may be transferred to stated capital.

The legal reserve, included in retained earnings, totaled ¥13,814 million ($129,103 thousand), ¥13,799 million and ¥13,777 million at March 31, 2005, 2004 and 2003, respectively.

15	Leases

The Company and its subsidiaries occupy offices and other facilities under various lease arrangements.

Finance leases, except for leases under which the legal title of the underlying property is transferred from the lessor to the lessee, are principally accounted for as operating leases.

Leased machinery and equipment under such finance leases at March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Market value at inception of leases	¥15,230	¥12,290	$142,336
Less accumulated depreciation	9,873	8,869	92,271

Assets held under finance leases, net	¥5,356	¥3,421	$50,056

At March 31, 2005, the future minimum payments required under such finance leases are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Within one year	¥2,171	$20,290
Over one year	3,185	29,766

	¥5,356	$50,056

The lease expenses for such finance leases for the years ended March 31, 2005, 2004 and 2003 amounted to ¥3,022 million ($ 28,243 thousand), ¥2,700 million and ¥3,028 million, respectively.

16	Stock Option Plans

On June 29, 2004 and June 27, 2003, the shareholders approved stock option plans to grant warrants for the purchase of shares of the Company’s common stock to Board members and corporate officers of the Company in accordance with Article 280-20 and 280-21 of the Code. Under these plans, a maximum of 376,000 shares were granted to the Board members and corporate officers in 2004, and a maximum of 342,000 shares were granted to the Board members in 2003. The stock option price is determined, subject to adjustment, at the higher of the average final price of the Company’s common stock traded on the Tokyo Stock Exchange in the month prior to the date of the granting of the options multiplied by a factor of 1.05 or the corresponding final price on the day prior to the granting of the options.

As outlined in the Company’s stock option plan, the exercise price is subject to adjustment for stock splits or reserve stock splits in accordance with a specified formula.

The stock options are exercisable during the period from July 1, 2003 to June 30, 2013 for the plan approved on June 27, 2003 and from July 1, 2004 to June 30, 2014 for the plan approved on June 29, 2004.

17	Commitments and Contingencies

At March 31, 2005, contingent liabilities for guarantees of loans of the Company’s employees and certain unconsolidated companies amounted to approximately ¥496 million ($4,636 thousand).

It is common practice in Japan for companies, in the ordinary course of business, to receive promissory notes for the settlement of trade accounts receivable and to discount such notes subsequently at banks. At March 31, 2005 and 2004, the Company was contingently liable for discounted trade notes receivable of ¥561 million ($5,243 thousand) and ¥526 million, respectively. Discounted notes are accounted for as sales and removed from the balance sheets.

For goods purchased under a minimum volume purchase commitment, the Company is exposed to the risk of a valuation loss due to excess inventories.

In the United States, numerous lawsuits seeking damages and other compensation were brought against Warner-Lambert Company and other pharmaceutical companies by patients who took the diabetes drug called Rezulin, which had been sold until March 2000 using a compound whose generic name is “troglitazone,” which was supplied by the Company. A U.S. subsidiary of the Company, Sankyo Pharma Inc., was named as a defendant in a small number of these cases and is currently presenting a defense in cooperation with Warner-Lambert.

The compensation demanded from all the defendants in these cases includes claims for both compensatory and punitive damages.

In connection with any costs (including damages) and the related liability by the Company and its subsidiaries, there is a provision in the license agreement with Warner-Lambert indemnifying the Company and its subsidiaries.

18	Segment Information

Operations by business segment and geographic segment are summarized as follows:

(a) Business Segments

	Millions of yen			Thousands of U.S. dollars
March 31,	2005	2004	2003	2005
Sales:
Pharmaceuticals	¥455,633	¥468,021	¥443,852	$4,258,252
Other	134,843	132,783	128,918	1,260,215

	590,476	600,804	572,771	5,518,467
Eliminations	(2,646)	(4,458)	(2,843)	(24,729)

	¥587,830	¥596,345	¥569,927	$5,493,738

Operating income:
Pharmaceuticals	¥77,495	¥89,114	¥77,934	$724,252
Other	6,587	5,506	1,898	61,561

	84,083	94,620	79,832	785,822
Adjustments	842	934	5	7,869

	¥84,925	¥95,555	¥79,838	$793,692

Assets:
Pharmaceuticals	¥512,239	¥518,432	¥459,499	$4,787,280
Other	146,942	140,649	119,036	1,373,290
Corporate assets	318,220	269,616	337,326	2,974,019
Eliminations	(1,170)	(1,454)	(70)	(10,935)

	¥976,230	¥927,244	¥915,792	$9,123,645

Depreciation:
Pharmaceuticals	¥25,633	¥23,873	¥21,418	$239,561
Other	3,177	3,974	4,396	29,692

	¥28,811	¥27,847	¥25,814	$269,262

Loss on impairment of fixed assets:
Pharmaceuticals	¥15,853	¥—	¥—	$148,159
Other	11	—	—	103

	¥15,865	¥—	¥—	$148,271

Capital expenditures:
Pharmaceuticals	¥25,276	¥42,395	¥28,245	$236,224
Other	8,517	4,960	3,695	79,598

	¥33,794	¥47,355	¥31,941	$315,832

The main products in each business segment include:

Pharmaceuticals—ethical drugs and nonprescription drugs

Other—food products, additives, and agrochemical products, such as insecticides, fungicides, herbicides, chemical products, veterinary drugs, feed and other

Corporate assets consisted primarily of surplus money (cash, deposits and marketable securities) of the parent company, deferred tax assets and long-term investment funds (investment securities, etc.).

Having carved out the agrochemical segment and the special merchandise segment into separate companies in April 2003 in order to concentrate on the pharmaceuticals business as described in Note 2 (a), the Company reassessed the scope of the assets to be included in corporate assets. As a result, assets in the pharmaceuticals segment increased by ¥28,719 million and corporate assets decreased by the same amount at March 31, 2004.

Depreciation includes the depreciation of tangible fixed assets, intangible fixed assets and long-term prepaid expenses.

Capital expenditures include additions to tangible fixed assets, intangible fixed assets and long-term prepaid expenses.

As noted in Note 2 (h), the Sankyo Group has adopted the accounting standard for the impairment of fixed assets for effective the year ended March 31, 2005.

As noted in Note 10, in line with the “Practical Treatment Concerning the Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax in Statements of Income,” enterprise taxes levied in proportion to added value and capital and additional paid-in-capital have been initially recognized herein as “Selling, general and administrative expenses” in amounts of ¥814 million and ¥157 million for the Pharmaceuticals Business and the Other Business segments, respectively.

(b) Geographic Segments

	Millions of yen			Thousands of U.S. dollars
March 31,	2005	2004	2003	2005
Sales:
Japan	¥473,867	¥507,887	¥494,720	$4,428,664
North America	80,327	64,143	52,627	750,720
Other	52,645	37,106	29,351	492,009

	606,841	609,138	576,698	5,671,411
Eliminations	(19,010)	(12,792)	(6,770)	(177,664)

	¥587,830	¥596,345	¥569,927	$5,493,738

Operating income:
Japan	¥73,313	¥100,567	¥85,033	$685,168
North America	13,143	2,950	(2,050)	122,832
Other	(1,310)	(6,283)	(2,873)	(12,243)

	85,146	97,234	80,109	795,757
Eliminations	(220)	(1,679)	(271)	(2,056)

	¥84,925	¥95,555	¥79,838	$793,692

Assets:
Japan	¥543,343	¥562,860	¥489,585	$5,077,972
North America	76,651	59,540	61,169	716,364
Other	46,004	42,888	32,653	429,944
Corporate assets	318,220	269,616	337,326	2,974,019
Eliminations	(7,987)	(7,661)	(4,943)	(74,645)

	¥976,230	¥927,244	¥915,792	$9,123,645

Geographic segments are classified as “Japan,” “North America” and “Other” according to the location of the companies.

Countries and areas in regions other than Japan were as follows:

North America—the United States

Other—Germany, the United Kingdom, France, Spain, Italy, Taiwan and others

Corporate assets consisted primarily of surplus money (cash, deposits and marketable securities) of the parent company, deferred tax assets and long-term investment funds (investment securities, etc.).

Having carved out the agrochemical segment and the special merchandise segment into separate companies in April 2003 in order to concentrate on the pharmaceuticals business as described in Note 2 (a), the Company reassessed the scope of the assets to be included in corporate assets. As a result, assets in the Japan segment increased by ¥28,719 million and corporate assets decreased by the same amount at March 31, 2004.

As noted in Note 2 (h), the Sankyo Group has adopted accounting standards for impairment of fixed assets for effective this period. As noted in Note 10, in line with the “Practical Treatment Concerning Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax in Statements of Income,” enterprise taxes levied in proportion to added value and capital and additional paid-in capital have been initially recognized as “Selling, general and administrative expenses” in the amount of ¥971 million for the Japan segment, effective this period under this report. This had no effect on the segment information in the North America and Other segments.

(c) Overseas Sales

	Millions of yen			Thousands of U.S. dollars
March 31,	2005	2004	2003	2005
Overseas
North America	¥114,949	¥116,968	¥82,176	$1,074,290
Europe	85,372	80,008	63,230	797,869
Other areas	15,324	12,428	13,010	143,215

	¥215,645	¥209,404	¥158,417	$2,015,374

Overseas sales/consolidated sales	36.7%	35.1%	27.8%

Overseas sales are sales of the Company and its consolidated subsidiaries which are transacted in countries or regions outside Japan.

The overseas sales segments were as follows:

North America—the United States and Canada

Europe—Germany, the United Kingdom, Spain, Italy, Ireland, France and Switzerland

Other areas—Asia, the Middle East and Latin America

19	Subsequent Events

(a) The following appropriations of retained earnings of the Company, which have not been reflected in the consolidated financial statements for the year ended March 31, 2005, were approved at a shareholders’ meeting held on June 29, 2005:

	Millions of yen	Thousands of U.S. dollars
Cash dividends (¥40=U.S.$0.37 per share)	¥10,737	$100,346
Bonuses to directors and statutory auditors	82	766

	¥10,820	$101,121

(b) The Company signed an agreement to integrate its businesses by establishing a joint holding company on September 28, 2005 with Daiichi Pharmaceutical Co., Ltd. (“Daiichi”) by resolution by the Board of Directors on May 13, 2005. With respect to the establishing this joint holding company, the Company obtained the shareholders’ approval at the 151st ordinary general shareholders’ meeting held on June 29, 2005.

Objectives of the Integration

In response to the outstanding needs of both patients and health care professionals, the Company and Daiichi (together, “Both Companies”) will integrate their businesses with the objective of becoming a Japan-based “global pharma-innovator” capable of releasing innovative products and providing ongoing health care services and of demonstrating a unique competitiveness in the international pharmaceutical market.

Business Integration Process

(1)	A joint holding company will be established in the form of a fully fledged parent company by stock transfers from Both Companies. As a result of these joint stock transfers, the common stock of Both Companies traded on stock exchanges will be delisted and the holding company will apply for a new listing.

(2)	The pharmaceutical businesses of Both Companies will be integrated into the joint holding company by April 2007.

Profile of the Joint Holding Company

Name: Daiichi Sankyo Company, Limited

Headquarters: Chuo-ku, Tokyo, Japan

Common stock: ¥50 billion

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Sankyo Co., Ltd.

We have audited the accompanying consolidated balance sheets of Sankyo Co., Ltd. and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in yen. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sankyo Co., Ltd. and consolidated subsidiaries at March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Japan.

As described in Note 2 (h), effective April 1, 2004, the Company has adopted an accounting standard for the impairment of fixed assets.

As described in Note 19 (b), the Company has signed an agreement to integrate its businesses by establishing a joint holding company on September 28, 2005, with Daiichi Pharmaceutical Co., Ltd. by resolution of the Board of Directors on May 13, 2005. With respect to establishing this joint holding company, the Company obtained the shareholders’ approval at the 151st ordinary general shareholders’ meeting held on June 29, 2005.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

Ernst & Young ShinNihon

Certified Public Accountants

Tokyo, Japan

June 29, 2005

CONSOLIDATED SUBSIDIARIES

As of June 2005

Name of Company	Sankyo’s Capital Share	Lines of Business
OVERSEAS
Sankyo Pharma Inc.	100%	Pharmaceutical R&D; marketing of pharmaceuticals in the United States

Luitpold Pharmaceuticals, Inc.	100%	Manufacturing and marketing of pharmaceuticals and veterinary drugs in the United States

Sankyo Pharma GmbH (and 13 subsidiaries in Europe)	100%	Pharmaceutical R&D; manufacturing and marketing of pharmaceuticals in Europe

Sankyo Grundstücks GmbH	100%	Management of real estate (Germany)

Sino-Japan Chemical Co., Ltd.	52%	Manufacturing and marketing as well as importing and exporting of surface active agents (Taiwan)

JAPAN

F.P. Processing Co., Ltd.	100%	Manufacturing and marketing of synthetic resin film and processed paper products

Fuji Flour Milling Co., Ltd.	67%	Manufacturing and marketing of flour, flour mixes, dried noodles, and feed for domestic animals and fish; warehousing

Hokkai Sankyo Co., Ltd.	96%	Manufacturing and marketing of agrochemicals, epidemicpreventive disinfectants, artificial bedding soil, and seedlings produced through biotechnology

Institute of Science and Technology, Inc.	100%	Laboratory and biological assay of biogenic specimens and commissioned business

Meguro Chemical Industry Co., Ltd.	100%	Commissioned processing and packaging of food, pharmaceuticals, and cosmetics; manufacturing and marketing of glass products; processing of silicon

Nippon Nyukazai Co., Ltd.	100%	Manufacturing and marketing of surface-active agents and fine chemicals

Sankyo Agro Co., Ltd. (and 2 subsidiaries)	100%	Manufacturing and marketing of pesticides, fungicides, herbicides, etc.

Sankyo Chemical Industries, Ltd.	100%	Manufacturing and marketing of fine chemicals, pharmaceuticals, and pharmaceutical intermediates as well as feed additives, veterinary drugs, agrochemicals, and wastewater processing agents

Sankyo Lifetech Co., Ltd.	100%	Manufacturing and marketing of pet veterinary drugs, food additives, polymer stabilizers, etc.

Sankyo Organic Chemicals Co., Ltd.	93%	Manufacturing and marketing of stabilizers for polyvinyl chloride and pharmaceuticals; commissioned processing and packaging of pharmaceuticals and cosmetics

Sankyo Yell Yakuhin Co., Ltd.	100%	Manufacturing and marketing of pharmaceuticals, veterinary drugs, diagnostics, etc.

Wakodo Co., Ltd. (and 3 subsidiaries)	62%	Manufacturing and marketing of baby food, milk products, pharmaceuticals, general food, health food, sundry goods, and food processing materials

GLOBAL NETWORK

As of June 2005

Sankyo Pharma Brazil Ltda.
Sankyo Pharma Venezuela S.A.
Sankyo Pharma Portugal Lda.
Sankyo Pharma France S.A.S.
Sankyo Pharma España S.A.
Sankyo Grundstücks GmbH
Sankyo Manufacturing France S.A.R.L.
Sankyo Pharma Italia S.p.A.
N.V. Sankyo Pharma Belgium S.A.
Sankyo Pharma (Schweiz) A.G.
Sankyo Pharmazeutika Austria GmbH
Sankyo Pharma UK Ltd.
Sankyo Pharma Nederland B.V.
SAJAPHCO (Saudi Arabia)
Sankyo Pharma GmbH
Oy Sankyo Pharma Finland Ab
Luitpold Pharmaceuticals, Inc.
Sankyo Pharma Inc.
Uni-Sankyo Ltd. (India)
Shanghai Sankyo Pharmaceuticals Co., Ltd. (China)
Thai Sankyo Co., Ltd.
Sankyo Co., Ltd. (Headquarters)
Taiwan Sankyo Pharmaceutical Co., Ltd.
Sino-Japan Chemical Co., Ltd. (Taiwan)
Taipei Branch

COMPANY INFORMATION

As of June 2005

Established:

1899

Headquarters:

5-1, Nihonbashi Honcho 3-chome,

Chuo-ku, Tokyo 103-8426, Japan

Telephone: +81-3-5255-7111

Facsimile: +81-3-5255-7035

URL: http://www.sankyo.co.jp

Business:

Manufacturing and marketing of pharmaceuticals, quasi-pharmaceuticals, and others

Paid-in Capital:

¥68,793 million

(as of March 31, 2005)

Employees:

5,330

(as of March 31, 2005)

Branch Offices:

Sapporo, Tohoku, Tokyo, Saitama, Chiba, Yokohama,

Kita-Kanto, Koshinetsu, Tokai, Osaka, Kobe, Kyoto, Hokuriku,

Chugoku, Shikoku, Kyushu

Plants:

Osaka, Hiratsuka, Odawara, and Onahama

Laboratories:

Shinagawa, Hiratsuka, Fukuroi, and Onahama

Overseas Branch:

Taipei (Taiwan)

Group Companies:

Sankyo Pharma Inc. (U.S.A.)

Sankyo Pharma GmbH (Germany)

52 other companies

(as of March 31, 2005)

SANKYO

Printed in Japan
200508
This annual report was printed on paper treated with chlorine-free bleach.